UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2026.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Suzano S.A.

i

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	12/31/2025	12/31/2024
ASSETS
CURRENT
Cash and cash equivalents	5	15,179,753	9,018,818
Marketable securities	6	9,932,774	12,971,547
Trade accounts receivable	7	6,560,607	9,132,860
Inventories	8	8,155,847	7,962,324
Recoverable taxes	9	887,085	929,001
Recoverable income taxes	9	659,202	180,618
Derivative financial instruments	4.5	1,556,978	1,006,427
Advances to suppliers	10	76,818	92,133
Other assets		858,005	889,232
Total current assets		43,867,069	42,182,960

NON-CURRENT
Marketable securities	6	319,680	391,964
Recoverable taxes	9	945,699	1,179,125
Deferred taxes	12	1,504,014	7,984,015
Derivative financial instruments	4.5	8,014,683	2,880,673
Advances to suppliers	10	2,788,262	2,503,537
Judicial deposits		418,301	487,993
Other assets		187,102	156,880

Biological assets	13	26,097,164	22,283,001
Investments	14	1,194,877	1,816,923
Property, plant and equipment	15	64,296,187	64,986,040
Right of use	19.1	5,331,789	5,180,691
Intangible	16	12,970,692	13,902,303
Total non-current assets		124,068,450	123,753,145
TOTAL ASSETS		167,935,519	165,936,105

The accompanying notes are an integral part of these consolidated financial statements.

1

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	12/31/2025	12/31/2024
LIABILITIES
CURRENT
Trade accounts payable	17	5,141,386	6,033,285
Loans, financing and debentures	18	3,004,905	10,501,387
Lease liabilities	19	857,810	872,228
Derivative financial instruments	4.5	1,205,029	2,760,273
Taxes payable		240,010	245,353
Income taxes payable		218,238	118,362
Payroll and charges		1,132,713	1,232,971
Liabilities for assets acquisitions and subsidiaries	23	17,719	21,166
Dividends and interest on own capital payable		1,393,121	2,200,917
Advances from customers		132,408	145,200
Other liabilities		429,532	346,796
Total current liabilities		13,772,871	24,477,938

NON-CURRENT
Loans, financing and debentures	18	91,796,352	90,934,144
Lease liabilities	19	6,072,080	6,100,687
Derivative financial instruments	4.5	8,136,320	7,694,547
Liabilities for assets acquisitions and subsidiaries	23	77,121	99,324
Provision for judicial liabilities	20	2,801,738	2,926,750
Employee benefit plans	21	741,143	721,560
Deferred taxes	12		12,596
Share-based compensation plans	22	332,322	361,974
Advances from customers		74,715	74,715
Other liabilities		178,684	116,295
Total non-current liabilities		110,210,475	109,042,592
TOTAL LIABILITIES		123,983,346	133,520,530

SHAREHOLDERS’ EQUITY	24
Share capital		24,235,546	19,235,546
Capital reserves		80,742	60,226
Treasury shares		(1,511,146)	(1,339,197)
Profit reserves		20,118,234	12,978,898
Accumulated other comprehensive income		888,669	1,348,796
Retained earnings
Controlling shareholders'		43,812,045	32,284,269
Non-controlling interest		140,128	131,306
Total equity		43,952,173	32,415,575
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		167,935,519	165,936,105

The accompanying notes are an integral part of these consolidated financial statements.

2

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	12/31/2025	12/31/2024	12/31/2023
NET SALES	27	50,115,679	47,403,282	39,755,575
Cost of sales	29	(33,889,504)	(27,401,527)	(25,076,675)
GROSS PROFIT		16,226,175	20,001,755	14,678,900

OPERATING (EXPENSES) INCOME
Selling	29	(3,312,740)	(2,938,547)	(2,596,377)
General and administrative	29	(2,790,154)	(2,619,844)	(1,923,228)
Loss from associates and joint ventures	14	(409,212)	(13,845)	(19,379)
Other operating (expenses) income, net	29	934,940	1,261,573	2,076,372
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		10,649,009	15,691,092	12,216,288

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(6,883,755)	(5,541,903)	(4,659,162)
Financial income		1,766,626	1,737,434	1,825,649
Derivative financial instruments, net		7,328,684	(9,112,683)	5,526,714
Monetary and exchange variations, net		7,550,610	(15,884,993)	3,087,727
NET INCOME (LOSS) BEFORE TAXES		20,411,174	(13,111,053)	17,997,216

Income and social contribution taxes
Current	12	(518,379)	(1,365,599)	(395,392)
Deferred	12	(6,455,108)	7,431,946	(3,495,443)
NET INCOME (LOSS) FOR THE YEAR		13,437,687	(7,044,706)	14,106,381

Attributable to
Controlling shareholders’		13,408,189	(7,074,198)	14,084,848
Non-controlling interest		29,498	29,492	21,533

Earnings (loss) per share
Basic	25.1	10.84189	(5.59313)	10.85794
Diluted	25.2	10.81555	(5.59313)	10.85387

The accompanying notes are an integral part of these consolidated financial statements.

3

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) for the year	13,437,687	(7,044,706)	14,106,381
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	(220,314)	(362,797)	(1,311)
Tax effect on the fair value of investments	629	(1,434)	446

Actuarial gain (loss) on post-employment plans of subsidiaries	(1,455)	5,430	(480)
Tax effect of the actuarial (gain) loss	495	(1,846)	163

Actuarial gain (loss) on post-employment plans of parent company	8,769	132,344	(128,047)
Tax effect of the actuarial (gain) loss	(2,981)	(44,997)	43,536
Items with no subsequent effect on income (loss)	(214,857)	(273,300)	(85,693)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	(105,405)	163,185	4,707
Realization of exchange variation on investments abroad	(23,656)		471
Items with subsequent effect on income (loss)	(129,061)	163,185	5,178
Total comprehensive income (loss)	13,093,769	(7,154,821)	14,025,866

Attributable to
Controlling shareholders’	13,064,271	(7,184,313)	14,004,333
Non-controlling interest	29,498	29,492	21,533
(1) Includes fair value measurement of Lenzing Aktiengesellschaft in the amount of R$(218,465) (R$(367,014) as of December 31, 2024).

The accompanying notes are an integral part of these consolidated financial statements.

4

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Accumulated other comprehensive income	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2022		9,235,546	18,425	(2,120,324)	24,207,869	1,719,516		33,061,032	105,333	33,166,365
Net income for the year							14,084,848	14,084,848	21,533	14,106,381
Other comprehensive income						(80,515)		(80,515)		(80,515)
Interest on own capital							(1,500,000)	(1,500,000)		(1,500,000)
Transactions with non-controlling interests									(9,336)	(9,336)
Share repurchase	24.5			(880,914)				(880,914)		(880,914)
Unclaimed dividends forfeited	24.5			1,517,224	(1,517,224)
Stock options granted	22.2		8,319					8,319		8,319
Constitution of reserves	24.6				12,685,553		(12,685,553)
Realization of deemed cost, net of taxes						(100,705)	100,705
Balances at December 31, 2023		9,235,546	26,744	(1,484,014)	35,376,198	1,538,296		44,692,770	117,530	44,810,300
Net income (loss) for the year							(7,074,198)	(7,074,198)	29,492	(7,044,706)
Other comprehensive income						(110,115)		(110,115)		(110,115)
Interest on own capital					(2,500,000)			(2,500,000)		(2,500,000)
Unclaimed dividends forfeited							1,300	1,300		1,300
Transactions with non-controlling interests									(15,716)	(15,716)
Share repurchase	24.5			(2,806,764)				(2,806,764)		(2,806,764)
Unclaimed dividends forfeited	24.5			2,903,787	(2,903,787)
Stock options granted	22.2		81,276					81,276		81,276
Stock options exercised	22.2		(47,794)	47,794
Capital increase reserve		10,000,000			(10,000,000)
Constitution of reserves	24.6				321,671		(321,671)
Loss absorption					(7,315,184)		7,315,184
Realization of deemed cost, net of taxes						(79,385)	79,385
Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the year							13,408,189	13,408,189	29,498	13,437,687
Other comprehensive loss						(343,918)		(343,918)		(343,918)
Minimum mandatory dividends							(1,385,628)	(1,385,628)	(5,501)	(1,391,129)
Additional dividends									(9,800)	(9,800)
Unclaimed dividends forfeited							566	566		566
Transactions with non-controlling interests									(5,375)	(5,375)
Share repurchase	24.5			(191,918)				(191,918)		(191,918)
Stock options granted	22.2		45,642					45,642		45,642
Stock options exercised			(25,126)	19,969				(5,157)		(5,157)
Capital increase	1.2.2	5,000,000			(5,000,000)
Constitution of reserves	24.6				12,139,336		(12,139,336)
Realization of deemed cost, net of taxes						(116,209)	116,209
Balances at December 31, 2025		24,235,546	80,742	(1,511,146)	20,118,234	888,669		43,812,045	140,128	43,952,173

The accompanying notes are an integral part of these consolidated financial statements.

5

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	12/31/2025	12/31/2024	12/31/2023
OPERATING ACTIVITIES
Net income (loss) for the year	13,437,687	(7,044,706)	14,106,381
Adjustment to
Depreciation, depletion and amortization	10,913,290	8,874,931	6,999,839
Depreciation of right of use	383,968	349,064	321,271
Interest expense on lease liabilities (Note 19.2)	467,879	451,148	441,596
Income from disposal and write-off of non-current assets (Note 28)	475,267	163,033	331,285
Loss from associates and joint ventures	409,212	13,845	19,379
Exchange rate and monetary variations, net (Note 26)	(7,550,610)	15,884,993	(3,087,727)
Interest expenses on financing, loans and debentures (Note 26)	5,953,778	5,413,707	4,797,094
Capitalized loan costs (Note 26)	(274,731)	(959,968)	(1,160,364)
Accrual of interest on marketable securities	(1,029,877)	(1,254,424)	(1,352,522)
Amortization of transaction costs, premium and discounts (Note 26)	101,926	80,099	67,353
Derivative (gains) loss, net (Note 26)	(7,328,684)	9,112,683	(5,526,714)
Fair value adjustment of biological assets (Note 13)	(1,516,458)	(1,431,530)	(1,989,831)
Deferred income tax and social contribution (Note 12.2)	6,455,108	(7,431,946)	3,495,443
Interest on actuarial liabilities and cost of current service (Note 21.2.3)	79,287	75,850	69,231
Provision (reversal) for judicial liabilities, net (Note 20.1)	(49,754)	138,318	139,934
Provision (reversal) for doubtful accounts, net (Note 7.3)	119,417	2,585	35,202
Provision for inventory losses, net (Note 8.1)	141,635	77,353	31,419
Provision for loss of ICMS credits, net (Note 9.1)	193,152	130,727	348,628
Premium expenses on early settlements (Note 26)	110,060
Other	92,622	69,535	66,938
Decrease (increase) in assets
Trade accounts receivable	1,586,613	(808,785)	2,155,448
Inventories	(216,357)	(863,648)	(48,673)
Recoverable taxes	(413,422)	(95,411)	(666,681)
Other assets	259,705	6,185	328,800
Increase (decrease) in liabilities
Trade accounts payable	6,630	2,164,832	463,003
Taxes payable	384,227	296,169	329,556
Payroll and charges	(91,499)	364,817	73,096
Other liabilities	(218,901)	(27,706)	(277,538)
Cash generated from operations	22,881,170	23,751,750	20,510,846
Payment of interest on financing, loans and debentures (Note 18.3)	(5,817,907)	(5,241,389)	(4,728,998)
Capitalized loan costs paid	274,731	959,968	1,160,364
Premium expenses on early settlements	(110,060)
Interest received on marketable securities	1,213,789	1,500,437	681,268
Payment of income taxes	(289,548)	(366,339)	(308,002)
Cash provided by operating activities	18,152,175	20,604,427	17,315,478

The accompanying notes are an integral part of these consolidated financial statements.

6

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2025 and 2024
(In thousands of R$, unless otherwise stated)

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(4,578,826)	(9,190,589)	(11,674,183)
Additions to intangible (Note 16)	(82,492)	(162,042)	(104,931)
Additions to biological assets (Note 13)	(7,913,483)	(7,180,450)	(5,777,952)
Proceeds from sales of property, plant and equipment and biological assets	122,729	167,983	183,576
Capital increase in affiliates (Note 14.3)	(21,979)	(41,281)	(48,462)
Marketable securities, net	2,941,921	205,954	(5,296,370)
Advances for acquisition of wood from operations with development and partnerships	(300,040)	(294,952)	(690,908)
Dividends received	8,835		44,789
Asset acquisition		(2,595,974)	(1,615,140)
Acquisition of subsidiaries			(1,060,718)
Acquisition of other investments	(9,392)	(1,440,503)
Net cash from acquisition of subsidiaries		19,113	5,002
Cash used in investing activities	(9,832,727)	(20,512,741)	(26,035,297)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	23,871,760	15,692,905	10,944,794
Proceeds (payments) from derivative transactions (Note 4.5.4)	530,655	(550,581)	3,559,286
Payment of loans, financing and debentures (Note 18.3)	(22,353,325)	(9,410,807)	(4,296,447)
Payment of leases (Note 19.2)	(1,447,973)	(1,325,398)	(1,218,399)
Payment of interest on own capital and dividends	(2,208,158)	(1,624,653)	(192,532)
Liabilities for assets acquisitions and subsidiaries	(20,668)	(58,467)	(116,924)
Shares repurchased (Note 24.5)	(191,918)	(2,806,764)	(880,914)
Cash used by financing activities	(1,819,627)	(83,765)	7,798,864

Increase (Decrease) in cash and cash equivalents, net	6,499,821	7,921	(920,955)
At the beginning of the year	9,018,818	8,345,871	9,505,951
Exchange variation on cash and cash equivalents	(338,886)	665,026	(239,125)
At the end of the year	15,179,753	9,018,818	8,345,871
Increase (Decrease) in cash and cash equivalents, net	6,499,821	7,921	(920,955)
The accompanying notes are an integral part of these consolidated financial statements.

7

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Professor Magalhães Neto Avenue, No. 1,752 - 10th floor, rooms 1010 and 1011, Pituba District, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 16 industrial units, 14 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and two units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina).
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
The Company also has six technology centers, four located in Brazil, one in China and one in Israel focused on product development and industrial process improvement.
In addition, it has a global logistics structure that supports its commercial and export operations. In Brazil, the Company has 29 distribution centers and four ports, strategically located for the distribution of its products. Abroad, the structure consists of approximately 73 terminals, distributed across Asia, Europe, the United States, Ecuador and Argentina.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.28% of the common shares of its share capital (49,25% as of December 31, 2024).
These consolidated financial statements were authorized by the the Board of Directors on February 10, 2026.

8

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2025	12/31/2024
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltda. (Direct)	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltda. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Suzano Argentina S.A.U (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct) (3)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland		100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Singapura Pte. Ltda. (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

9

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2025	12/31/2024
Equity
Allotrope Energy Ltd (Indirect) (2)	Research and development of battery technology based on carbon derived from lignin biomass	England	20.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Muçununga Serviços Ambientais, Restauração e Carbono Ltda. (Indirect) (1)	Restoration, conservation and preservation of forests	Brazil	8.33%
Ensyn Corporation (Direct) (4)	Biofuel research and development	United States of America		24.80%
F&E Technologies LLC (Direct/Indirect) (5)	Biofuel production, except alcohol	United States of America		50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc. (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	14.20%	13.91%
Spinnova Plc. (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.76%	18.77%
Woodspin Oy (Direct/Indirect) (“Woodspin”) (3)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	18.76%	50.00%
Spinnova Refining Oy (Indirect) (3)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	18.76%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	4.90%	5.00%
(1) On September 24, 2025, Biomas Serviços Ambientais, Restauração e Carbono S.A. reduced its ownership interest in Muçununga Serviços Ambientais, Restauração e Carbono Ltda. from 100% to 50%, which remains an indirect investee of Suzano S.A.
(2) On September 30, 2025, pursuant to the Advance Subscription Agreement (ASA) entered into in December 2022, the investment made through Suzano Ventures in Allotrope Energy Ltd, held indirectly by Suzano S.A., was converted into preferred shares, corresponding to 20% of the investee's share capital.
(3) On October 3, 2025, the transaction with Spinnova Plc was completed, involving the transfer of the Company’s interest in Woodspin Oy and Suzano Finland Oy. Following the transaction, Suzano Finland Oy was renamed Spinnova Refining Oy, and Spinnova became the sole owner (100%) of both entities. The Company, in turn, retained an indirect interest in these companies.
(4) On November 26, 2025, the Company sold its entire interest in Ensyn Corporation.
(5) On December 29, 2025, the Company completed the liquidation of F&E Technologies LLC.

1.2 Major events in the year
1.2.1 Acquisition of an interest in a global tissue business
On June 5, 2025, the Company announced that its wholly owned subsidiary, Suzano International Holding B.V., incorporated in the Netherlands, entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of 51% equity interest (the “Transaction”) in a newly formed company in the Netherlands (“Target Company”).
The Transaction involves the acquisition of assets and businesses related to the manufacturing, marketing, distribution, and sale of tissue products in selected jurisdictions across the Americas, Europe, Asia, Africa, and Oceania. The Transaction includes 22 production facilities located in 14 countries. In addition, certain regional brands will be transferred to the Target Company, and certain global brands will be licensed by K-C to the Target Company in the relevant regions on a royalty-free, long-term basis.
K-C will retain the remaining 49% ownership interest in the Target Company. The Transaction also includes a call option granted to Suzano to acquire K-C’s remaining 49% stake, exercisable from the third anniversary of the closing date or, under certain conditions, earlier.

10

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The agreed purchase price for the 51% interest is US$1,734 billion (equivalent to R$9,541 billions) to be paid in cash in full at closing, is subject to customary adjustments applicable to transactions of this nature. The closing of the transaction is subject to the satisfaction of customary precedent conditions, including regulatory approvals and local corporate reorganizations, and is expected to occur by mid-2026.
In accordance with IFRS 3 – Business Combinations, the Company will assess, on the closing date, the appropriate accounting treatment of the transaction, based on its final scope and the nature of the assets and operations transferred to the Target Company.
As of the issuance date of these financial statements, the Transaction has not had any accounting impacts on the Company’s consolidated financial information.
1.2.2 Share capital increase
On December 10, 2025, the Board of Directors approved the increase in the Company's share capital, in the amount of R$5,000,000, without the issuance of new shares, pursuant to article 169, paragraph 1, of the Brazilian Corporation Law, paid in through the capitalization of the balance of the Capital Increase Reserve in the amount of R$2,807,632 and part of the balance of the Investment Reserve in the amount of R$2,192,368, pursuant to Article 199 of the Brazilian Corporation Law.
1.2.3 Interim Dividends
On December 10, 2025, the Board of Directors approved the distribution of interim dividends by the Company, in the total amount of R$1,380,000, at the rate of R$1.11658725 per share, with payment made on February 4, 2026. The dividends were calculated based on the quarterly financial statements as of September 30, 2025, and were credited toward the mandatory minimum dividend for the fiscal year ended December 31, 2025.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information used by Management in the performance of its duties.
The Company's consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”) and disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.19.
The consolidated financial statements were prepared on a historical costs basis, considering the historical cost as a value basis and adjusted to reflect the attributed cost of land and buildings on the date of transition to IFRS Accounting Standards, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;

11

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The material accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.
The consolidated financial statements were prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies presented in note 3.1, adopted as of January 1, 2025.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below.
3.1.1 Amendments to IAS 21: Lack of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:
i.the timeliness of obtaining foreign currency;
ii.the practical ability (and not the intention) to obtain foreign currency; It is
iii.the available markets or exchange mechanisms that create enforceable rights and obligations.
The Company assessed the content of this pronouncement and did not identify any impacts.
3.2 Accounting policies adopted
The standards and interpretations issued up to the date of the Company's consolidated financial statements are described below.
3.2.1 Financial statements
3.2.1.1 Consolidated financial statements
They are prepared using information from Suzano and its subsidiaries on the same base date, except for the subsidiary Suzano Packaging and the affiliates Biomas, Simplifyber, which have a lag of less than three months in relation to the base date of these financial statements, in accordance with the provisions of IAS 28. The Company evaluates the effects of timing differences and incorporates the impact of relevant events into the consolidated results. As of December 31, 2025, no material transactions were identified that would affect the financial position presented in the financial statements
On December 31, 2025, Suzano had an investment in the associate Spinnova, in the amount of R$54,393, representing 18.76% of the equity of this associate. Up to the date of this report, the latest financial statements published for this investment were more than three months out of date. In these circumstances, the investment is measured based on the latest information available, with the necessary adjustments being made as a result of the effects of significant transactions and events, which have no material effect on the consolidated result.

12

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The Company consolidates all subsidiaries over which it has direct or indirect control, i.e. when it is exposed to or has the right to variable returns on its investment with the investee and has the ability to direct the relevant activities of the investee. When applicable, the participation of non-controlling shareholders is disclosed separately.
In addition, all transactions and balances between Suzano and its subsidiaries, associates and joint operations were eliminated in consolidation, as well as the unrealized profits or losses arising from these transactions, net of tax effects, investments and the respective equity results.
3.2.2 Investments

3.2.2.1 Subsidiaries
These include all entities for which the Company has the power to govern the financial and operating policies, generally through a majority of voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment in the investee, and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is obtained and consolidated from the date on which control ceases.
3.2.2.2 Joint operations
These include all entities for which the Company maintains contractually established control over its economic activity, and exists only when the strategic, financial and operational decisions regarding the activity requiring the unanimous consent of the parties sharing control.
In the consolidated financial statements, the balance of assets, liabilities, revenue and expenses are recognized proportionally to the interest in joint operations.
3.2.2.3 Associates and joint ventures
In the investments in associates, the Company must have significant influence, which means the power to participate in the financial and operating policy decisions of the investee, without having control or joint control over those policies. In investments in joint ventures, there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities requiring the unanimous consent of the parties sharing control.
These include all entities initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.
3.2.2.4 Business combinations
These are accounted for using the acquisition method when control is transferred to the acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expenses when they are incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as reductions in debt or equity, respectively.
In a business combination, assets acquired and liabilities assumed are evaluated in order to classify and allocate them, assessing the terms of the agreement, the economic circumstances and other conditions at the acquisition date.

13

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For the purpose of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.
Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as they are incurred.
Contingent liabilities related to tax, civil and labor, classified in the acquired company as possible and remote risks, are recognized by the acquirer at their fair values.
Transactions involving the acquisition of shares with shared control over the net assets traded are evaluated in accordance with the complementary guidance to IFRS 3 - Business Combinations, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures to evaluate initial recognition criteria.
For the investments defined based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company's share of the acquirer's Shareholders' equity as at the acquisition date.
Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.
3.2.3 Translation of financial statements into the functional and presentation currency
The Company has determined that, for the parent company and all its subsidiaries, the functional and presentation currency is the Brazilian Real. The subsidiaries that are exceptions and do not have the Real as their functional currency are:
•Suzano Packaging , a foreign subsidiary whose functional currency is the U.S. Dollar;
•Simplifyber, an overseas associate whose functional currency is the U.S. Dollar;
•Spinnova, an overseas associate whose functional currency is the Euro.
The accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.
The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.
3.2.4 Transactions and balances in foreign currency
These are translated using the following criteria:
(i)Monetary assets and liabilities are translated at the exchange rate in effect at year-end;
(ii)Non-monetary assets and liabilities are translated at the historical rate of the transaction;
(iii)Revenue and expenses are translated based on monthly average rate; and
(iv)The cumulative effects of gains or losses upon translation are recognized in the financial results of the year.

14

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income are reclassified from equity to profit or loss at the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.
3.2.5 Segment information
An operating segment is a component of the Company that carries out business activities from which it can obtain revenue and incur expenses. The operating segments reflect how the Company’s management reviews the financial information used to make decisions. The Company’s management has identified two reportable segments, which meet the quantitative and qualitative disclosure requirements, in accordance with the current management model (note 28).
The operating segments defined by Management are as follows:
Pulp: comprises the production and sale of short-fiber eucalyptus pulp and fluff pulp, primarily to supply the international market.
Paper: comprises the production and sale of paper to meet the demands of both domestic and international markets. Sales of consumer goods (tissue) are classified within this segment due to their immateriality.

3.2.6 Financial instruments

3.2.6.1 Classification
Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:
(i)Amortized cost;
(ii)Fair value through other comprehensive income; and
(iii)Fair value through profit or loss.
Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.

3.2.6.1.1 Financial instruments measured at amortized cost
Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, and adjusted for foreign exchange and monetary variations incurred, when applicable. Any changes are recognized under financial income (expenses) in the income statement.

15

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Annually, the Company assesses whether there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flow of the financial asset that can be estimated reliably.
The criteria the Company uses to determine whether there is evidence of an impairment loss includes:
(i)Significant financial difficulty of the issuer or debtor;
(ii)Defaults on or late payment of interest or principal under the agreement;
(iii)Where the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;
(iv)It becomes probable that the borrower will enter bankruptcy or other financial reorganization;
(v)The disappearance of an active market for that financial asset because of financial difficulties; and
(vi)Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.
The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.
If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.
Cash and cash equivalents
Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.
Trade accounts receivable
These are recorded at their invoiced amounts, in the normal course of the Company´s business, adjusted for exchange rate variations where denominated in foreign currency and, if applicable, net of expected credit losses.
The Company applies an aging-based provision matrix with appropriate groupings for its portfolio. When necessary, based on individual analyses, the provision for expected losses is supplemented.
The Company examines the maturity of receivables on a monthly basis and identifies those customers with overdue balances, assessing the specific situation of each client, including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection efforts through third parties. Should these efforts prove unsuccessful, legal measures are considered, and expected credit losses are recognized. The notes are written off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.
Trade accounts payable and supplier finance arrangement

16

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business.
Supplier finance arrangements are made available for suppliers to anticipate receivables related to the Company's routine purchases. In this transaction, financial institutions pay suppliers who opted for early receipt in exchange for a discount and, when agreed upon between financial institutions and suppliers (the decision to adhere to this transaction is exclusive to the suppliers), the Company pays the financial institutions the total nominal amount of the original obligation on the original payment date. Therefore, these transactions do not change the amounts, nature and timing of the liabilities (including terms, prices and conditions previously agreed upon) and do not affect the Company with the financial charges charged by financial institutions. Additionally, payments made by the Company are directly related to supplier invoices and do not change cash flows. Accordingly, the Company continues to recognize suppliers who opted for drawdown risk in operating activities in the statements of cash flows.
Loans, financing and debentures
General or specific borrowing costs, directly attributable to the acquisition, construction or production of a qualifying asset, are capitalized as a part of the cost of that asset when it is probable that they will provide future economic benefits for the entity, and that such cost can be measured with reliability. The Company does not have specific loans to obtain qualifying assets. Other loan costs are recognized as expenses in the period during which they are incurred.
3.2.6.1.2 Financial instruments at fair value through other comprehensive income
Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.
Includes the balance presented in Note 14.1 as other investments evaluated at fair value through other comprehensive income.
For such financial assets, the Company periodically assesses whether there are significant or prolonged reductions in the fair value of the instrument below its cost, in order to identify potential impairment and the corresponding impairment loss, measured as the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income.

3.2.6.1.3 Financial instruments at fair value through profit or loss
Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.
Derivative financial instruments and hedging activities

17

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Hedging instruments are derivatives executed exclusively for the purpose of mitigating the Company’s financial risks.
Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not closely related to those of the respective main contracts, and these are not measured at fair value through profit or loss.
Non-option embedded derivatives are separated from the respective main contracts in accordance with the stated or implied substantive terms, so they have a zero fair value upon initial recognition.

3.2.7 Inventories
These are evaluated at the average acquisition or formation cost of the finished products, net of recoverable taxes, not exceeding their net realizable value.
Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.
Imports in transit are presented at the cost incurred up to the balance sheet date.
Raw materials derived from biological assets are measured based on their fair value, less costs to sell at the point of harvest and freight costs.
Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production costs for the respective month, whereas unusual losses, if any, are recorded directly as part of cost of sales.
3.2.8 Biological assets
The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest from 6 to 7 years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value at the time of harvest.
For the determination of the fair value, the income approach technique was applied, using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient to ensure no significant gaps in the fair value balance of biological assets booked. Significant assumptions are presented in Note 13.
The gain or loss on the assessment of fair value is recognized in operating income (expenses), net.
Biological assets in the process of formation under the age of 2 (two) years are recorded for at their formation cost. Areas of permanent environmental preservation are not recorded, because these are not characterized as biological assets, and are not included in the measurement at fair value.
3.2.9 Property, plant and equipment
Stated at their cost of acquisition, formation, construction or dismantling, net of recoverable taxes. This cost is deducted from the accumulated depreciation and accumulated impairment losses, when incurred, at the higher of the value in use or the proceeds from sale less cost to sell. The borrowing costs are capitalized as a component of construction in progress, at the weighted average rate of the Company’s debt at the capitalization date, adjusted for the equalization of exchange rate effects.

18

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed annually, and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.
The Company performs an annual analysis of impairment indicators of property, plant and equipment. Impairment for losses on property, plant and equipment are only recognized if the related cash-generating unit is devalued, or if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of the asset or cash-generating unit is the higher of its value in use, and its fair value less costs to sell.
The cost of major renovations is capitalized if the future economic benefits exceed the performance standards initially estimated for the asset and are then depreciated over the remaining useful life of the related asset.
Repairs and maintenance are expensed as incurred.
Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income (expenses), net, at the disposal date.
3.2.10 Leases
A contract is, or contains, a lease if the right to control the use of an identified asset for a period of time is transferred in exchange for consideration, for which it is necessary to assess whether:
i.The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
ii.The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and
iii.The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:
•It has the right to operate the asset, or
•It designed the asset, in a way that predetermines how and for what purpose it will be used.
At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the asset underlying the lease.
The right-to-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any payments made up to the contract start date, plus any direct initial costs incurred, and estimated costs of disassembly, removal, or restoration of the asset in the place where it is located, less any incentives received.
The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use, or the end of the lease term, whichever is shorter. Except for land agreements that are automatically extended for the same period through a notification to the lessor, other agreements are not allowed automatic renewals for an indefinite period, since both parties have the right to terminate the agreements.
The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

19

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:
i.In future payments resulting from a change in index or rate;
ii.In the estimate of the expected amount to be paid, at the guaranteed residual value; or
iii.In the assessment of whether the Company will exercise the purchase option, extension or termination.
When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.
The Company does not have lease agreements with clauses imposing:
i.Variable payments that are based on the performance of the leased assets;
ii.Guarantees of residual value; and
iii.Restrictions, such as, for example, an obligation to maintain financial ratios.
Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.
3.2.11 Intangible assets
These are measured at cost at the time when they are initially recognized. The cost of intangible assets acquired during a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.
The useful life of intangible assets are assessed as finite or indefinite.
Intangible assets with a finite life are amortized over the economically useful lives and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for intangible assets with finite useful lives are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite useful lives is recognized in the statement of income as an expense related to its use, and in line with the economically useful life of the intangible asset.
Amortization of supplier and port services contracts, port concessions, lease agreements, and cultivars is recognized in cost of sales. Amortization of customer relationships is recognized in selling and marketing expenses. Amortization of trademarks and patents, non-compete agreements, research and development agreements, and system development and implementation costs is recognized in general and administrative expenses. Amortization of software is recognized based on its functional use and may be included in cost of sales, selling or general and administrative expenses.
Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity for which goodwill is monitored for management's internal purposes, that has benefited from the business combination. The Company mainly records in this subgroup goodwill for expected future profitability (goodwill) and easement of passage.
This testing involved the adoption of significant assumptions and judgments, disclosed in Note 16.

20

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

3.2.12 Current and deferred income tax and social contribution and uncertainty over income tax treatments (IFRIC 23)
Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.
Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date, and which must be applied when they are realized or settled.
Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profits will be available for use to offset temporary differences, based on the projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.
The projection for the realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices, and the transfer prices with the subsidiaries based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices in the international market, and other economic uncertainties in Brazil, which mean that future results may differ from those considered in the preparation of the consolidated projection.
Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary differences will not be reversed in the foreseeable future.
Deferred tax and contribution assets and liabilities are offset and presented at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.
The parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, is added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

3.2.13 Provisions, contingent assets and liabilities
Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.

21

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Provisions for liabilities are made to the extent that the Company expects that is probable that it will disburse cash, and the amount can be reliably estimated. Tax, civil, environmental and labor proceedings are accrued when losses are assessed as probable, and the amounts involved can be measured reliably, being recorded net of judicial deposits, under “provisions for judicial liabilities”. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as representing remote losses are neither accrued nor disclosed.
Contingent liabilities arising from business combinations are recognized if they arise from a present obligation as a result of from past events, and if their fair values can be measured reliably, and are subsequently measured at the higher of:
i.The amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or
ii.The amount initially recognized less, where appropriate, revenue recognized in accordance with the accounting treatment of revenue from customer contracts under IFRS 15.
Principal and penalties amounts related to Tax, civil, environmental and labor proceedings are under other operating income and expenses and the interest is recognized in the net financial result.
The realization of provisions for judicial liabilities and contingent liabilities arising from business combinations, with possible and remote probability of loss, are recognized under other operating income and expenses or cash depending on the court decision.
3.2.14 Share based payments
The Company’s executives and managers receive part of their compensation through share-based payment plans, settled in cash and shares.
Expenses related to these plans are recognized in the income statement as administrative expenses over the vesting period, based on the fair value determined at the grant date for equity-settled plans and remeasured at each reporting date for cash-settled plans. The changes in the fair value of cash-settled plans are recognized under administrative expenses in the statement of profit or loss. The corresponding entry is recognized in non-current liabilities for cash-settled plans and in shareholders’ equity for equity-settled plans.
3.2.15 Employee benefits
The Company offers benefits through a supplementary contribution plan to all employees, as well as medical assistance and life insurance for a determined group of former employees, and for the latter two benefits an annual actuarial appraisal is prepared by an independent actuary, and are reviewed by Management. The respective impact is recognized in employee benefit plans.
Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in the income statement within financial expenses.

3.2.16 Government grants and assistance
Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.

22

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

3.2.17 Revenue recognition
Revenue from contracts with customers is recognized at the time when control of the products is transferred to customers, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.
For the Pulp operating segment, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.
For the Paper and Consumer Goods operating segments, revenue is also recognized upon the transfer of control to the customer, based on (i) the applicable Incoterms and (ii) the lead time, for transactions carried out in both foreign and domestic markets.
Revenue is measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts, and recognized in accordance with the accrual basis of accounting, when the amount can be reliably measured.
Accumulated experience is used to estimate and provide for rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly unlikely that a significant reversal will occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed to be present, as sales are made with short credit terms.
3.2.18 Employee and management profit sharing
Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the basis is the legal and statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.
3.2.19 Material accounting judgments, estimates and assumptions
As disclosed in Note 2, Management applied judgments, estimates, and accounting assumptions to reflect future conditions and expectations. Such assumptions, based on available information and relevant economic factors, may involve uncertainties that could result in significant changes in the carrying amounts of assets, liabilities, income, and expenses in subsequent periods.
The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised. The main matters subject to these estimates are presented below:

23

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Fair value of financial instruments (Note 4):
The measurement of the fair value of financial instruments requires significant management judgment, especially for transactions contracted in over-the-counter markets or with low liquidity. These calculations involve assumptions regarding future interest rates, foreign exchange coupon curves, volatility, commodity prices, and counterparties’ credit risk, using models such as discounted cash flow and Garman-Kohlhagen for options. The estimates consider normal market conditions at the reporting date, without forced liquidation, and rely on observable inputs (rates, curves, volatilities) and unobservable inputs (spreads and risk adjustments), in accordance with IFRS 13 fair value hierarchy. Changes in these assumptions, such as variations in interest rate curves, exchange rates, or input prices, may significantly impact the fair values recognized, affecting assets, liabilities, and the results for the period.
The main risks arise from the volatility of financial markets and the sensitivity of the assumptions used in fair value measurement. Abrupt changes in exchange rates, interest rates, or commodity prices may result in significant adjustments to derivative and non-derivative financial instruments, influencing profit or loss and equity. In addition, external factors such as economic crises, regulatory changes, or reduced liquidity may affect the reliability of the estimates, increasing the subjectivity of the calculations. As these instruments are predominantly classified within Level 2 of the fair value hierarchy, there is greater reliance on internal models and unobservable inputs, which increases the degree of uncertainty. Suzano mitigates these risks through robust financial policies, daily monitoring of positions, sensitivity analyses, and periodic reviews of the assumptions used.
Annual analyses of the recoverability of taxes (Notes 9 and 12):
The annual assessment of the recoverability of taxes is essential to ensure that deferred tax assets and tax credits recognized by Suzano appropriately reflect the expectation of future realization. These assets depend on projections of taxable results, offsetting plans, and interpretations of tax legislation, requiring significant management judgment. The determination of recoverability involves assumptions regarding economic growth, future profitability, the utilization of tax losses and negative bases of corporate income tax and social contribution, as well as the assessment of risks related to uncertain tax positions in accordance with ICPC 22/IFRIC 23.
As these estimates are sensitive to changes in the economic and regulatory environment, their proper measurement is critical to the transparency and reliability of the financial statements.
The main risks arise from uncertainty regarding the generation of sufficient taxable profits to realize tax credits, as well as the possibility of changes in legislation or tax interpretations that may affect the utilization of these assets. Changes in profit projections, revisions to strategic plans, or unfavorable decisions in tax disputes may lead to the need for significant adjustments to the recorded balances. In addition, because this assessment involves judgments about future scenarios and complex tax positions, there is a risk of volatility in profit or loss and equity if the assumptions do not materialize. Suzano mitigates these risks through periodic reviews, support from legal opinions, and continuous monitoring of tax contingencies.
Fair value of biological assets (Note 13):
The measurement of the fair value of biological assets is essential to appropriately reflect, in Suzano’s financial statements, the economic value of the eucalyptus forests used as raw material in pulp production. This process involves significant assumptions, such as mean annual increment (IMA), wood prices, establishment costs, land opportunity cost, discount rate (WACC), and inflation, all based on long-term projections and region-specific conditions. As these variables are sensitive to changes in market conditions, climate, and productivity, the judgments and estimates applied by Management have a direct impact on the carrying amount of the assets and, consequently, on the Company’s results.

24

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The main risks arise from the inherent uncertainty in the assumptions used to calculate fair value. Variations in wood prices, forest growth rates (IMA), establishment costs, or the discount rate may result in significant adjustments to biological assets and affect operating results. In addition, external factors such as regulatory changes, climatic events, pests, or fires may impact productivity and projected cash flows, increasing fair value volatility. As this measurement is classified as Level 3 in the IFRS 13 fair value hierarchy and is based on unobservable inputs, there is a higher degree of subjectivity and a need for robust controls to ensure the reliability of the information.
Annual analysis recoverable amount of goodwill (Note 16):
Goodwill is tested for recoverability annually or whenever there are indications of impairment. For testing purposes, assets are allocated to the Cash-Generating Units (CGUs) to which the goodwill is associated. The recoverable amount is determined based on value in use, calculated from discounted cash flows, considering financial projections approved by Management for a five-year horizon, plus a long-term growth rate for subsequent periods.
Key assumptions include the discount rate (WACC), which reflects the weighted average cost of capital adjusted for business risk and market conditions; the perpetuity growth rate, based on sustainable growth expectations for the sector; operating margins, estimated according to historical performance and market outlook; and revenue projections, based on macroeconomic assumptions, competitive dynamics, and strategic plans.
These assumptions involve significant judgment and are subject to uncertainties, particularly regarding the discount rate, where variations can substantially impact the recoverable amount; the growth rate, where changes can reduce the test’s safety margin; and operational performance, which may be affected by changes in the economic or competitive environment, impacting revenue and margin projections. If these assumptions do not materialize, an impairment loss may need to be recognized in future periods.
Provision for judicial liabilities (Note 20):
The Company is a party to judicial and administrative proceedings of a tax, civil, environmental and labor nature. A provision for legal contingencies is recognized when there is a present obligation arising from past events and when Management, based on the opinion of legal counsel, considers an outflow of resources to settle the obligation to be probable and the amount involved can be reliably estimated.
The amount provided is calculated taking into account the probability of loss, classified as probable, possible or remote according to legal assessment; the estimated cash outflow, based on the history of decisions, applicable case law and the procedural stage of the cases; and monetary restatement and charges, applied in accordance with applicable legislation.
Significant assumptions include legal interpretation, as changes in case law or decisions by higher courts may significantly affect the probability of loss; the estimation of amounts, which may vary as a result of new calculations, expert reports or updates to legal bases; and the regulatory environment, since legislative changes may impact the obligation or the estimated amount.
The provisions involve significant judgments and are subject to uncertainties, especially in long-term proceedings or cases involving complex matters. Should there be changes in assumptions or in legal interpretation, additional provisions may be recognized or reversals may occur in future periods.

25

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

3.3 Accounting policies not yet adopted
The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2025, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements except for the IFRS 18 as disclosed below.
3.3.1 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities,with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
3.3.2 IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual on/or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace IAS 1 – Presentation of Financial Statements, introducing new requirements with the aim of increasing the comparability of financial performance between entities and providing more relevant and transparent information to users of financial statements.
Although IFRS 18 does not change the recognition or measurement of items, significant impacts are expected on the presentation and disclosure of financial statements, especially with regard to the structure of the income statement, the disclosure of performance measures defined by management, the principles of aggregation and disaggregation of information, and certain aspects of the cash flow statement.
The Company is currently assessing the impacts of adopting IFRS 18 on its consolidated financial statements. Based on a preliminary assessment, the following possible effects stand out, among others: changes in the presentation of results, resulting from the new classification of revenues and expenses into standardized categories and the introduction of new subtotals; possible adjustments in the presentation of the main financial statements, with the regrouping or greater detail of certain lines, in accordance with the new principles of aggregation and disaggregation; new disclosure requirements related to performance measures defined by Management; and adjustments in the presentation of the cash flow statement, in accordance with the new requirements of the standard.
IFRS 18 is effective for fiscal years beginning on or after January 1, 2027, with retrospective application, so that comparative information for the fiscal year ended December 31, 2026, will be restated upon initial adoption of the standard.

26

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

3.3.3 IFRS 19 Subsidiaries without Public Accountability: Disclosures (applicable for annual on/or after January 1, 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.

3.3.4 Amendment to IAS 21 - Effects of Changes in Foreign Exchange Rates (applicable for annual on/or after January 1, 2027)
On 13 November 2025, the IASB issued targeted amendments to IAS 21 specifying the procedures to be applied for translating amounts from a functional currency of a non‑hyperinflationary economy into a presentation currency of a hyperinflationary economy.
3.3.5 Annual Improvements to IFRS Accounting Standards – Volume 11
These amendments are intended to enhance clarity in the wording of certain standards (IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7) and to remedy omissions, inconsistencies or unintended effects resulting from the application of such standards.

4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors' meeting.
The main factors considered by Management are:
(i)Liquidity;
(ii)Credit;
(iii)Exchange rate;
(iv)Interest rate;
(v)Fluctuations of pulp selling and commodity prices; and
(vi)Capital.

Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.
The Company has policies and procedures for managing market risk which aims to:
(i)Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices ("market risk") or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;

27

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

(ii)Establish limits and instruments with the purpose of allocating the Company's cash to financial institutions falling within acceptable credit risk exposure parameters; and
(iii)Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.
Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:
(i)Protection of cash flow against currency mismatches;
(ii)Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and
(iii)Protection against fluctuations in the prices of pulp and other supplies related to production.
The Treasury team is responsible for identification, evaluating and seeking protection against possible financial risks. The Board of Directors approves financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments, and the allocation of a cash surplus.
The Company only uses the most liquid financial instruments, and:
(i)Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);
(ii)Does not have double-indexed debt or other forms of implied options; and
(iii)Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.
The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 26.

28

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	12/31/2025	12/31/2024
Assets
Amortized cost
Cash and cash equivalents	5	15,179,753	9,018,818
Trade accounts receivable	7	6,560,607	9,132,860
Other assets (1)		595,069	628,275
		22,335,429	18,779,953
Fair value through other comprehensive income
Investments	14.1	901,181	1,138,066
		901,181	1,138,066
Fair value through profit or loss
Derivative financial instruments	4.5.1	9,571,661	3,887,100
Marketable securities	6	10,252,454	13,363,511
		19,824,115	17,250,611
		43,060,725	37,168,630
Liabilities
Amortized cost
Trade accounts payable	17	5,141,386	6,033,285
Loans, financing and debentures	18.1	94,801,257	101,435,531
Lease liabilities	19.2	6,929,890	6,972,915
Liabilities for assets acquisitions and subsidiaries	23	94,840	120,490
Dividends and interests on own capital payable		1,393,121	2,200,917
Other liabilities (1)		141,884	143,330
		108,502,378	116,906,468
Fair value through profit or loss
Derivative financial instruments	4.5.1	9,341,349	10,454,820
		9,341,349	10,454,820
		117,843,727	127,361,288
		74,783,002	90,192,658
(1)Does not include items not classified as financial instruments.

29

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.1.3 Fair value of loans and financing
The financial instruments are recognized at their contractual amounts. In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the Federal Reserve Bank of New York and Bloomberg for Secured Overnight Financing Rate (“SOFR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.
In order to determine the fair values of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flow. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	12/31/2025	12/31/2024
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	36,655,663	48,734,909
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	18,404,795	22,740,891
Assets Financing	SOFR	277,172	422,115
ECA - Export Credit Agency	SOFR	1,979,202	864,202
IFC - International Finance Corporation	SOFR	5,442,675	6,261,715
Panda Bonds - CNY	Fixed	1,964,329	951,125
In local currency
BNDES – TJLP	DI 1	95,167	171,109
BNDES – TLP	DI 1	4,193,766	3,275,012
BNDES – TR	DI 1	90,356	33,466
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	547,000	645,139
BNDES – UMBNDES	DI 2	253,500	106,966
Assets Financing	DI 1	49,911	60,566
Debentures	DI 1/IPCA	10,873,596	12,002,992
NCE (“Export Credit Notes”)	DI 1	105,865	108,308
NCR (“Rural Credit Notes”)	DI 1	5,520,478	2,424,457
CPR ("Rural Product Note")	DI 1	1,472,697
ECO INVEST – Agroindustrial Credit	DI 1	334,422
		88,260,594	98,802,972
The book values of loans and financing are disclosed in Note 18.

30

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies.
In the year ended December 31, 2025, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date.
The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						12/31/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,141,386	5,141,386	5,141,386
Loans, financing and debentures	94,801,257	136,586,565	5,690,098	16,894,643	46,428,491	67,573,333
Lease liabilities	6,929,890	13,281,230	2,761,632	1,235,951	3,161,325	6,122,322
Liabilities for asset acquisitions and subsidiaries	94,840	115,108	19,904	18,993	76,211
Derivative financial instruments	9,341,349	13,741,567	1,139,273	849,920	3,815,705	7,936,669
Dividends and interests on own capital payable	1,393,121	1,393,121	1,393,121
Other liabilities	141,884	141,884	49,554	92,330
	117,843,727	170,400,861	16,194,968	19,091,837	53,481,732	81,632,324

						12/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	6,033,285	6,033,285	6,033,285
Loans, financing and debentures	101,435,531	142,028,543	13,599,011	14,235,170	50,858,667	63,335,695
Lease liabilities	6,972,915	12,099,294	1,302,590	1,176,832	3,094,493	6,525,379
Liabilities for asset acquisitions and subsidiaries	120,490	146,082	23,425	22,400	100,257
Derivative financial instruments	10,454,820	13,878,150	1,676,180	957,540	1,489,357	9,755,073
Dividends and interests on own capital payable	2,200,917	2,200,917	2,200,917
Other liabilities	143,330	143,330	60,892	82,438
	127,361,288	176,529,601	24,896,300	16,474,380	55,542,774	79,616,147

31

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.3 Credit risk management
Related to the possibility of non-compliance with the counterparties’ commitments as part of a transaction. Credit risk is managed on a group basis and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, and advances to suppliers for new projects, among others.
4.3.1 Trade accounts receivable
The Company has commercial and credit policies aimed at mitigating any risks arising from defaults by its customers, mainly through contracting credit insurance policies, bank guarantees provided by first-tier banks, and collateral based on liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risks regarding payment performance, both for exports and for domestic sales.
For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine the individual credit limits to each customer according to the identified risks. Each analysis is submitted for approval according to an established hierarchy and, if applicable, for approval at a Management meeting and by the Credit Committee.
The risk classification of trade accounts receivable is set forth below:

	Consolidated
	12/31/2025	12/31/2024
Low - current and overdue up to 30 days	6,270,686	8,899,516
Average - overdue between 30 and 90 days	154,155	174,048
High - overdue more than 90 days	267,314	89,596
	6,692,155	9,163,160

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$131,548 and R$30,300 as of December 31, 2025 and 2024, respectively.
4.3.2 Banks and financial institutions
The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade with the majority of its balance having a brAAA risk rating — that is, those with a high level of credit quality and low risk according to the main credit rating agencies.
The book value of financial assets representing exposure to credit risk is set forth below:

	Consolidated
	12/31/2025	12/31/2024
Cash and cash equivalents	15,179,753	9,018,818
Marketable securities	10,252,454	13,363,511
Derivative financial instruments (1)	9,571,661	3,887,100
	35,003,868	26,269,429
1) Does not include the derivative embedded in a forest partnership agreement for the supply of standing wood, which is not a transaction with a financial institution.

32

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Risk rating (1)
AAA				232,908
AA-			476,535	286,906
A+	9,055		94,638	148,029
A			6,146
A-	37,081
brAAA	24,984,803	20,830,651	8,870,122	2,747,948
brAA+	576	658,880
brAA	473	755
brAA-	252,945	19	9,246
brA	117,736	31,504
brBBB-		3
brBB		710
brBB-	17	750,359		156,450
Others	29,521	109,448	114,974	314,859
	25,432,207	22,382,329	9,571,661	3,887,100
1) We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4 Market risk management
The Company is exposed to several market risks, mainly related to fluctuations in exchange rate variations, interest rates, inflation rates, pulp selling prices and commodity prices that could affect its results and financial situation.
To mitigate the impacts, the Company has processes to monitor its exposure and policies that could support the implementation of risk management.
These policies establish the limits and the instruments to be implemented for the purpose of:
(i)Protecting cash flow due to currency mismatch;
(ii)Mitigating exposure to interest rates;
(iii)Reducing the impacts of fluctuations in commodity’s prices; and
(iv) Changes to debt indexes.
Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

33

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.4.1 Exchange rate risk management
The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of the net revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.
Moreover, the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.
The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	12/31/2025	12/31/2024
Assets
Cash and cash equivalents	11,919,897	6,496,039
Marketable securities	427,329	70,255
Trade accounts receivable	4,705,509	7,090,160
Derivative financial instruments	5,404,458	3,887,100
	22,457,193	17,543,554
Liabilities
Trade accounts payable	(1,075,590)	(1,350,763)
Loans and financing	(70,357,356)	(83,004,915)
Liabilities for asset acquisitions and subsidiaries	(66,446)	(93,308)
Derivative financial instruments	(4,614,888)	(10,448,379)
	(76,114,280)	(94,897,365)
	(53,657,087)	(77,353,811)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$ 5.5024).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other analyses considered unfavorable scenarios of the Brazilian Real against the US$ at the rates of 25% and 50% before taxes.

34

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The following table set forth the potential impacts at their absolute amounts:

	12/31/2025
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	11,919,897	(2,979,974)	(5,959,949)
Marketable securities	427,329	(106,832)	(213,665)
Trade accounts receivable	4,705,509	(1,176,377)	(2,352,755)
Trade accounts payable	(1,075,590)	(268,898)	(537,795)
Loans and financing	(70,357,356)	(17,589,339)	(35,178,678)
Liabilities for asset acquisitions and subsidiaries	(66,446)	(16,612)	(33,223)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other analyses considered unfavorable scenarios of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on December 31, 2025.
The following table set out the possible impacts assuming these scenarios:

	12/31/2025
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	979,705	(5,707,051)	(13,025,130)
Derivative swaps	(851,428)	(3,164,776)	(6,396,550)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	24,355	(121,626)	(243,252)
Embedded derivatives	112,058	(177,738)	(355,477)
Commodity Derivatives	(34,379)	(9,503)	(18,280)

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

35

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results.
The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	12/31/2025
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	3,204,403	(119,364)	(238,728)
Marketable securities	7,917,258	(294,918)	(589,836)
Loans and financing	8,825,045	(328,733)	(657,466)
TJLP
Loans and financing	101,302	(2,297)	(4,594)
SOFR
Loans and financing	25,195,489	(243,766)	(487,533)
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
These analyses considered unfavorable market interest rate scenarios with variations of 25% and 50%. This analysis assumes that all other variables remain constant.
The following table sets out the possible impacts of these assumed scenarios:

	12/31/2025
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	979,705	(654,459)	(1,256,399)
Derivative swaps	(851,428)	(646,114)	(1,188,904)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(851,428)	(130,162)	(253,566)
4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 31, 2025. The probable scenario was extrapolated considering an unfavorable variation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

36

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	12/31/2025
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	112,058	(27,632)	(58,468)
4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market, demand and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
The fair value does not represent an obligation to make an immediate disbursement or receipt of cash, given that such an effect will only occur on the dates of contractual fulfillment or upon the maturity of each transaction, when the result will be determined, depending on the case and on the market conditions on the agreed dates.
A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:
(i)Swaps: the future value of the asset and liability is estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the SOFR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

37

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

(ii)Options (Zero Cost Collar): the fair value was calculated based on the Garman Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange and are used to calculate the fair values.
(iii)Non-deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.
(iv)Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.
(v)Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the SOFR curve disclosed by Bloomberg.
The yield curves used to calculate the fair value as of December 31, 2025 are as set forth below:

Interest rate curves
Term	Brazil (1)	United States of America (2)	US Dollar coupon (1)
1M	14.90% p.a	3.70% p.a	23.28% p.a
6M	14.57% p.a	3.58% p.a	7.91% p.a
1Y	13.82% p.a	3.43% pa.	6.36% p.a
2Y	13.19% p.a	3.31% p.a	5.58% p.a
3Y	13.19% p.a	3.35% pa.	5.45% p.a
5Y	13.47% p.a	3.48% p.a	5.64% p.a
10Y	13.53% p.a	3.81% p.a	6.77% p.a

1) Source: B3
2) Source: Bloomberg

38

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Instruments as part of cash flow protection strategy
Cash flow hedge
Zero Cost Collar	6,156,400	6,852,200	979,705	(4,328,970)
NDF (R$ x US$)	90,000	581,000	24,355	(331,876)

Debt hedges
Swap SOFR x Fixed (US$)	2,400,260	1,973,705	92,248	394,129
Swap IPCA x CDI (notional in Brazilian Reais)	10,466,620	8,128,395	(660,777)	(825,899)
Swap CNY x Fixed (US$)	362,736		35,288	(6,440)
Swap CDI x Fixed (US$)	1,635,783	909,612	(161,443)	(776,261)
Pre-fixed Swap to CDI (notional in Brazilian Reais)	2,400,000		8,362
Swap CDI x SOFR (US$)	660,171	610,171	(165,105)	(590,764)
Swap SOFR x SOFR (US$)		150,961		(37,850)

Commodity Hedge and other
Swap US$ e US-CPI (1)	153,342	138,439	112,058	(80,759)
Zero Cost Collar (Brent)	359,677	163,941	(33,279)	6,097
Swap VLSFO/Brent	1,217	39,706	(1,100)	10,873
			230,312	(6,567,720)

Current assets			1,556,978	1,006,427
Non-current assets			8,014,683	2,880,673
Current liabilities			(1,205,029)	(2,760,273)
Non-current liabilities			(8,136,320)	(7,694,547)
			230,312	(6,567,720)
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
The current contracts and the respective protected risks are set forth below:
(i)Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(ii)Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.
(iv)Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

39

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

(v)SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.
(vi)CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) US$. The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.
(vii)Swap CNH x USD: swap positions exchanging a fixed rate in Chinese yuan for a fixed rate in US$. The objective is to change the exposure of debts in yuan to US$, aligning with the natural exposure of the Company's receivables in US$.
(viii)Zero Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.
(ix)Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.
(x)Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.
(xi)Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.
(xii)Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.
(xiii)Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs of oil derivatives. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.
The variation in the fair values of derivatives on December 31, 2025 compared to the fair values measured on December 31, 2024 are explained substantially by the appreciation of the Brazilian Real against the US$ and by settlements during the year.
There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on December 31, 2025 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule (net amounts)

	12/31/2025	12/31/2024
2026	351,949	(1,753,846)
2027	674,290	(1,699,768)
2028	96,273	(36,905)
2029 onwards	(892,200)	(3,077,201)
	230,312	(6,567,720)

40

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Debt hedges
Assets
Swap CDI to Fixed	R$	8,788,534	4,748,394	2,525,172	1,482,759
Swap Pre-Fixed to US$	US$
Swap SOFR to Fixed	US$	2,400,260	1,973,705	492,458	424,824
Swap IPCA to CDI	R$	11,059,169	8,382,699	1,549,779	927,586
Pre-fixed Swap to CDI	R$	2,400,000		1,562,789
Swap CDI to SOFR	R$	3,399,600	3,117,625	915,431	754,173
Swap CNY to Fixed	CNY	2,600,000		509,116
Swap SOFR to SOFR	US$		150,961		4,949
				7,554,745	3,594,291
Liabilities
Swap CDI to Fixed	US$	1,635,783	909,612	(2,686,614)	(2,259,020)
Swap Pre-Fixed to US$	US$
Swap SOFR to Fixed	US$	2,400,260	1,973,705	(400,210)	(30,695)
Swap IPCA to CDI	R$	10,466,620	8,128,395	(2,210,556)	(1,753,485)
Pre-fixed Swap to CDI	R$	2,400,000		(1,554,427)
Swap CDI to SOFR	US$	660,171	610,171	(1,080,537)	(1,344,937)
Swap CNY to Fixed	US$	362,736		(473,828)	(6,440)
Swap SOFR to SOFR	US$		150,961		(42,799)
				(8,406,172)	(5,437,376)
				(851,427)	(1,843,085)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	6,156,400	6,852,200	979,705	(4,328,970)
NDF (R$ x US$)	US$	90,000	581,000	24,355	(331,876)
				1,004,060	(4,660,846)
Commodity Hedge and other
Swap US-CPI (standing wood) (1)	US$	153,342	138,439	112,058	(80,759)
Zero Cost Collar (Brent)	US$	359,677	163,941	(33,279)	6,097
Swap VLSFO/Brent	US$	1,217	39,706	(1,100)	10,873
				77,679	(63,789)
				230,312	(6,567,720)
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

41

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	12/31/2025	12/31/2024
Cash flow hedge
Zero Cost Collar (R$ x US$)	9,922	645,759
NDF (R$ x US$)	(15,388)	(68,695)
NDF (€ x US$)	(26)	73,781
	(5,492)	650,845

Commodity Hedge and other	(712)	89,327
Swap VLSFO/Brent	(712)	89,327

Debt hedges
Swap CDI to Fixed (US$)	408,373	(1,635,058)
Swap IPCA to CDI (Brazilian Reais)	(321,139)	(59,243)
Swap CNH to fixed US$	(16,455)
Swap Pre-Fixed to US$		(221,462)
Swap SOFR to SOFR (US$)	1,504
Swap CDI to SOFR (US$)	212,326	19,074
Swap SOFR to Fixed (US$)	252,250	603,737
	536,859	(1,290,753)
	530,655	(550,581)
4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:
(i)Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;
(ii)Level 2 - Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and
(iii)Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.
For the year ended December 31, 2025, there were no changes between the levels of hierarchy and no transfers between levels 1, 2 and 3.

42

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

				12/31/2025
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		9,571,661		9,571,661
Marketable securities	1,274,439	8,978,015		10,252,454
	1,274,439	18,549,676		19,824,115
At fair value through other comprehensive income
Other investments (note 14.1)	865,986		35,195	901,181
	865,986		35,195	901,181

Biological assets			26,097,164	26,097,164
			26,097,164	26,097,164
Total assets	2,140,425	18,549,676	26,132,359	46,822,460

Liabilities
At fair value through profit or loss
Derivative financial instruments		9,341,349		9,341,349
		9,341,349		9,341,349
		9,341,349		9,341,349

				12/31/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		3,887,100		3,887,100
Marketable securities	1,203,776	12,159,735		13,363,511
	1,203,776	16,046,835		17,250,611

At fair value through other comprehensive income
Other investments - (note 14.1)			38,196	1,138,066
	1,099,870		38,196	1,138,066

Biological assets			22,283,001	22,283,001
			22,283,001	22,283,001
Total assets	2,303,646	16,046,835	22,321,197	40,671,678

Liabilities
At fair value through profit or loss
Derivative financial instruments		10,454,820		10,454,820
		10,454,820		10,454,820
Total liabilities		10,454,820		10,454,820

43

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the year ended December 31, 2025, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
4.8.1 Risks linked to climate change and the sustainability strategy
In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.
The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2025, Management considered the main risk data and assumptions highlighted below:
(i)Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company's biological assets, as follow:
•Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;
•Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and
•Interruptions to the production chain due to adverse weather events.
(ii)Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.
(iii)Structural changes in society and their impacts on business, such as:
•Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;
•Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in technology to reduce greenhouse gas emissions;

44

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

•Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to changes in demand for and revenues from Suzano’s products and an increase in demand for renewable forests and other sustainable products; and
•Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.
(iv)Natural storms, hurricanes, and cyclones: events exacerbated by climate change that can generate direct and/or indirect impacts on Suzano's industrial and forestry operations (material damage and operational disruptions) as well as on its logistics operations and value chain.
4.8.2 Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)
The Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the reduce the intensity of our greenhouse gas emissions, reduce the intensity of water capture for use in industrial processes, the implementation of ecological corridors connecting areas of native vegetation and increase the percentage of women in leadership positions. Non-compliance with these targets may generate future increases in the cost of said debts, while the compliance with the targets may result in a reduction in the cost of SLL's, as provided for in the respective contracts.
The Company issued securities based on the SLB Principles, expanding over time the scope of the targets linked to these instruments, which came to include, in addition to environmental objectives, social targets, including diversity, equity, and inclusion. The established targets and their respective financial impacts on instruments classified as SLBs are detailed in the public offering prospectuses of each transaction.
Additionally, the Company entered into Sustainability-Linked Loans (SLLs) with financial institutions and syndicates of commercial banks, in accordance with the SLL Principles guidelines, reinforcing the integration of sustainability criteria into its financing strategy.
4.8.3 Climate risk management
The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main risks. Such a structure, through its management framework, enables continuous monitoring of risks and their potential impacts, the identification of the variables involved, and the tracking of mitigating measures aimed at reducing the identified exposures.
The Company's assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.

45

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

4.8.4 Opportunities linked to climate change and the sustainability strategy
4.8.4.1 Securities with clauses related to sustainability
As disclosed in note 4.8.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, biodiversity, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its long-term goals. These funding linked to sustainability goals allow for differentiated interest rates.
4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		12/31/2025	12/31/2024
Cash and banks (1)	4.00%		9,881,326	6,596,510

Cash equivalents
Local currency
Fixed-term deposits	101.37	% of CDI	3,204,403	2,422,308

Foreign currency
Fixed-term deposits (2)	4.58%		2,094,024
			15,179,753	9,018,818
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.
(2)Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

46

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

6 MARKETABLE SECURITIES

	Average yield p.a. %	12/31/2025	12/31/2024
In local currency
Private funds	99.71% of CDI	526,526	552,635
Private Securities ("CDBs")	100.91% of CDI	7,045,434	11,144,881
Public Securities	IPCA + 6.14%	1,274,439	1,203,776
CDBs - Escrow Account (1)	99.61% of CDI	319,680	391,964
Public Securities - Instituto de Crédito Oficial (ICO)	12.64%	633,428
Other	99.99% of CDI	25,618
		9,825,125	13,293,256
Foreign currency
Time deposits (2)	4.68%	421,291
Other		6,038	70,255
		427,329	70,255
		10,252,454	13,363,511

Current		9,932,774	12,971,547
Non-Current		319,680	391,964

(1)Refers to escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(2)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	12/31/2025	12/31/2024
Domestic customers
Third parties	1,918,437	1,989,455
Related parties (Note 11.1) (1)	68,209	83,343

Foreign customers
Third parties	4,705,509	7,090,160
Related parties (Note 11.1)		202

Expected credit losses (ECL)	(131,548)	(30,300)
	6,560,607	9,132,860
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

47

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of December 31, 2025, was R$6,616,450 (R$6,821,539 as of December 31, 2024).
7.2 Breakdown of trade accounts receivable by maturity

	12/31/2025	12/31/2024
Current	5,794,713	8,216,570
Overdue
Up to 30 days	465,967	682,142
From 31 to 60 days	89,398	134,674
From 61 to 90 days	44,305	38,187
From 91 to 120 days	21,225	17,701
From 121 to 180 days	45,072	12,402
From 181 days	99,927	31,184
	6,560,607	9,132,860
7.3 Roll-forward of expected credit losses

	12/31/2025	12/31/2024
Opening balance	(30,300)	(31,962)
(Provisions)/Reversals, net	(119,417)	(2,585)
Write-offs	16,937	5,790
Exchange rate variations	1,232	(1,543)
Closing balance	(131,548)	(30,300)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
As of December 31, 2025, the Company has 1 (one) customer responsible for 11.05% of the net sales of pulp operating segment and 1 (one) customer responsible for 12.45% of the net sales of the paper operating segment. As of December 31, 2024 the Company did not have any customer responsible for more than 10.00% or more of the net sales of pulp operating segment or paper operating segment. As of December 31, 2023 the Company had 1 (one) customer responsible for 10.27% of the net sales of pulp operating segment and no main customer for 10.00% or more of the paper operating segment.

48

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

8 INVENTORIES

	12/31/2025	12/31/2024
Finished goods
Pulp
Domestic	644,881	801,623
Foreign	1,713,394	1,510,985
Paper
Domestic	587,216	561,409
Foreign	507,999	362,027
Work in process	113,212	135,380
Raw materials
Wood	2,267,720	2,287,406
Operating supplies and packaging	1,037,696	1,098,894
Spare parts and other	1,491,820	1,302,534

Estimated losses	(208,091)	(97,934)
	8,155,847	7,962,324
8.1 Roll-forward of estimated losses

	12/31/2025	12/31/2024
Opening balance	(97,934)	(95,053)
Additions	(150,133)	(83,705)
Reversals	8,498	6,352
Write-offs	31,478	74,472
Closing balance	(208,091)	(97,934)
On December 31, 2025 and 2024, there were no inventory items pledged as collateral.

49

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

9 RECOVERABLE TAXES

	12/31/2025	12/31/2024
IRPJ/CSLL – prepayments and withheld taxes	706,048	227,464
PIS/COFINS – on acquisitions of property, plant and equipment (1)	128,631	187,126
PIS/COFINS – operations	567,872	789,667
PIS/COFINS – exclusions from ICMS (2)	324,819	405,407
ICMS – on acquisitions of property, plant and equipment (3)	472,382	471,825
ICMS – operations (4)	1,889,151	1,654,162
Reintegra program (5)	58,790	70,610
Other taxes and contributions	119,406	64,444
Provision for loss on ICMS credits (6)	(1,775,113)	(1,581,961)
	2,491,986	2,288,744

Current	1,546,287	1,109,619
Non-current	945,699	1,179,125
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of paper and consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1 Provision for loss on ICMS credits

		ICMS
	12/31/2025	12/31/2024
Opening balance	(1,581,961)	(1,452,435)
Addition	(374,166)	(316,741)
Reversal (1)	181,014	186,014
Write-off		1,201
Closing balance	(1,775,113)	(1,581,961)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

50

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

10 ADVANCES TO SUPPLIERS

	12/31/2025	12/31/2024
Forestry development program	2,788,262	2,503,537
Advance to suppliers - others	76,818	92,133
	2,865,080	2,595,670

Current	76,818	92,133
Non-current	2,788,262	2,503,537
The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled in volume standing or cut wood. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) interest on shareholder’s capital and dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) interest on shareholder’s capital and dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the year ended December 31, 2025, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

51

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

11.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2023
Transactions with majority shareholders
Suzano Holding S.A. (1)		4	(412,146)	(630,387)	(310)	66	9
Controller (1)			(219,817)	(336,205)
Management and related persons (1)			(36,053)	(55,627)
Alden Fundo de Investimento em Ações (1)			(30,444)	(52,764)
		4	(698,460)	(1,074,983)	(310)	66	9

Transactions with companies of the Suzano Group and other related parties
Management	914	61			1,399	538	(906)
Bexma Participações Ltda.	6				21	7	9
Bizma Investimentos Ltda.							7
Naman Capital Ltda.					7	9
Civelec Participações Ltda.	2,895	3,860					4,825
Fundação Arymax	5				13	5	3
Ibema Companhia Brasileira de Papel (2)	68,209	83,343	(658)	(1,413)	189,280	211,482	168,621
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	2	21			(4,961)	(5,173)	(5,549)
IPLF Holding S.A.		1			5	10	5
Mabex Representações e Participações Ltda.			(16)	(23)	(1,165)	(915)	(817)
Nemonorte Imóveis e Participações Ltda.			(7)		(186)	(177)	(178)
Woodspin Oy		203			625	854
	72,031	87,489	(681)	(1,436)	185,038	206,640	166,020
	72,031	87,493	(699,141)	(1,076,419)	184,728	206,706	166,029

Assets
Trade accounts receivable (Note 7)	68,209	83,545
Other assets	3,822	3,948
Liabilities
Trade accounts payable (Note 17)			(681)	(1,457)
Dividends and Interest on own capital payable (3)			(698,460)	(1,074,962)
	72,031	87,493	(699,141)	(1,076,419)
(1)Refers to dividends and interest on own capital payable.
(2)Refers mainly to the sale of pulp.
(3)The amount R$698,460 of refers to interest on own capital payable to the controlling shareholders and the amount of R$694,661 refers to other non-controlling shareholders, totaling R$1,393,121.

52

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set out below:

	12/31/2025	12/31/2024	12/31/2023
Short-term benefits
Salary or compensation	40,480	48,469	49,165
Direct and indirect benefits	1,331	1,896	2,286
Bonus	23,901	14,881	10,829
	65,712	65,246	62,280
Long-term benefits
Share-based compensation plan	92,114	99,051	42,130
	92,114	99,051	42,130
	157,826	164,297	104,410
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include phantom shares, performance shares, and share appreciation rights (SAR) for executives and key members of Management, in accordance with specific regulations, as disclosed in Note 22.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2025. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2025. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.

53

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	12/31/2025	12/31/2024
Tax loss carried forward	982,480	796,831
Negative tax basis of social contribution carried forward	381,600	307,143

Assets - temporary differences
Provision for judicial liabilities	269,757	324,873
Operating provisions	559,288	515,779
Provisions for other losses	619,567	547,242
Employee benefit plans	251,990	245,331
Exchange rate variations	3,443,822	7,385,034
Derivatives losses (“MtM”)(1)		2,230,835
Amortization of fair value adjustments arising from business combinations	620,973	625,745
Unrealized profit on inventories	237,740	539,157
Leases (1)	541,431	606,944
	7,908,648	14,124,914

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,878,119	1,589,887
Property, plant and equipment - deemed cost	985,901	1,066,883
Depreciation for tax-incentive reason (2)	668,603	733,640
Capitalized loan costs	937,829	947,482
Fair value of biological assets	1,425,535	1,317,095
Deferred taxes, net of fair value adjustments	313,464	342,141
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	115,003	137,928
Derivatives gains (“MtM”) (1)	66,308
Other temporary differences	13,872	18,439
	6,404,634	6,153,495

Non-current assets	1,504,014	7,984,015
Non-current liabilities		12,596
(1)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$3,065,768 and asset temporary difference of R$3,001,133 (passive temporary difference was R$1,321,614 and asset temporary difference of R$3,552,449 as of December 31, 2024). For the lease line, the passive temporary difference was R$1,767,605 and asset temporary difference was R$2,309,036 (passive temporary difference was R$1,763,847 and asset temporary difference was R$2,370,791 as of December 31, 2024).
(2)Tax depreciation is taken as a benefit only in the income tax calculation bases.
12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	12/31/2025	12/31/2024
Tax loss carried forward	3,929,920	3,187,324
Negative tax basis of social contribution carried forward	4,240,000	3,412,700

54

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

12.1.3 Roll-forward of deferred tax assets

	12/31/2025	12/31/2024
Opening balance	7,971,419	533,836
Tax loss carried forward	185,649	(413,137)
Negative tax basis of social contribution carried forward	74,457	(149,887)
Provision for judicial liabilities	(55,116)	715
Operating provisions and other losses	122,493	93,545
Exchange rate variation	(3,941,212)	5,000,881
Derivative (gains) losses (“MtM”)	(2,297,143)	2,908,925
Amortization of fair value adjustments arising from business combinations	23,905	193
Unrealized profit on inventories	(301,417)	387,579
Leases	(65,513)	250,834
Goodwill - tax benefit on unamortized goodwill	(288,232)	(288,233)
Property, plant and equipment - deemed cost	80,982	70,600
Depreciation accelerated for tax-incentive reason	65,037	66,217
Capitalized loan costs	9,653	(307,419)
Fair value of biological assets	(108,440)	(201,663)
Credits on exclusion of ICMS from the PIS/COFINS tax base	22,925	12,763
Other temporary differences	4,567	5,670
Closing balance	1,504,014	7,971,419
12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) before taxes	20,411,174	(13,111,053)	17,997,216
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(6,939,799)	4,457,758	(6,119,053)

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	(323,634)	484,717	1,688,656
Equity method	(32,580)	(4,707)	(6,589)
Thin capitalization			(46,796)
Interest on own capital		850,000	510,000
Credit related to Reintegra Program	11,449	11,896	7,176
Director bonuses	(26,950)	(9,587)	(4,907)
Tax incentives (Note 12.3)	289,309	336,541	128,650
Other (additions)/exclusions permanent	48,718	(60,271)	(47,972)
	(6,973,487)	6,066,347	(3,890,835)
Income tax
Current	(409,896)	(999,421)	(352,577)
Deferred	(4,733,439)	5,482,647	(2,561,991)
	(5,143,335)	4,483,226	(2,914,568)
Social Contribution
Current	(108,483)	(366,178)	(42,815)
Deferred	(1,721,669)	1,949,299	(933,452)
	(1,830,152)	1,583,121	(976,267)
Income and social contribution benefits (expenses) on the period	(6,973,487)	6,066,347	(3,890,835)
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

55

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2034
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
Since 2024, the Company has been subject to these new rules in certain European jurisdictions where it operates, with Austria standing out as a relevant operation.
As of 2025, the Company is subject to the Additional Social Contribution on Net Income (CSLL), which is the Brazilian legislation's response to the GloBE rules and affects business groups with an IRPJ and CSLL tax burden of less than 15% in Brazil.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), there is no impact on the financial statements in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.

56

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	12/31/2025	12/31/2024
Opening balance	22,283,001	18,278,582
Additions	7,913,483	7,180,450
Additions of merged companies		366,785
Depletions	(5,352,271)	(4,831,916)
Transfers	15,233	102,790
Gain on fair value adjustments (Note 29)	1,516,458	1,431,530
Disposals	(107,815)	(130,922)
Write-offs	(170,925)	(114,298)
Closing balance	26,097,164	22,283,001

The calculation of fair value of the biological assets is determined using unobservable data, therefore it falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value.
In our model, the assumptions regarding the average annual growth rate (IMA) and average gross selling price of eucalyptus are particularly sensitive. Any increase or decrease in these assumptions could lead to significant gains or losses in the fair value measurement.
The assumptions used in the measurement of the fair value of biological assets were as follow:
(i)Average cycle of forest formation between 6 and 7 years;
(ii)Effective area of forest from the 3rd year of planting;
(iii)The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;
(iv)The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;
(v)The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
(vi)The discount rate corresponds to the Weighted Average Cost of Capital (“WACC”).

57

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The table below discloses the measurement of the premises adopted:

	12/31/2025	12/31/2024
Useful productive planted area (hectare) eligible for fair value calculation	1,228,834	1,243,191
Mature assets (6 to 7 years)	173,476	191,737
Immature assets (1 to 5 years)	1,055,358	1,051,454
Average annual growth (IMA) – m3/hectare/year	37.46	37.62
Average gross sale price of eucalyptus – R$/m3	111.9	101.38
Discount rate (post-tax)	8.10%	8.80%
The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

	12/31/2025	12/31/2024
Physical changes and discount rate (1)	325,445	609,259
Price of wood	1,191,013	822,271
	1,516,458	1,431,530
1) Includes the variation of indicators: IMA, discount rate and area.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).
The Company has no biological assets pledged as collateral on December 31, 2025 and on December 31, 2024.

58

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

14 INVESTMENTS
14.1 Investments breakdown

	12/31/2025	12/31/2024

Investments in associates and joint ventures	264,312	453,371
Goodwill (1)	29,384	225,486
Other investments evaluated at fair value through other comprehensive income (2)	901,181	1,138,066
	1,194,877	1,816,923

Investments	1,194,877	1,816,923
	1,194,877	1,816,923
(1) It refers to the transaction with the associate Spinnova Plc, involving the joint venture Woodspin Oy and the subsidiary Suzano Finland Oy, as well as the transaction with the associate Ensyn Corporation, involving the joint venture F&E Technologies LLC and the subsidiary F&E Tecnologia do Brasil S.A. (note 14.3).
(2) It includes the fair value measurement of Lenzing Aktiengesellschaft. As of December 31, 2025, the carrying amount of the investment was R$865,986 (R$1,099,870 as of December 31, 2024).

59

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			12/31/2025	Carrying amount		In the income (expenses) for the year
	Equity	Income (expenses) of the year	Participation equity (%)	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Associate
Foreign
Ensyn Corporation (3)	(25,295)	(36,992)	24.80%		2	4,657	(6,966)
Spinnova Plc. (1)	289,950	(217,242)	18.76%	54,391	95,254	(40,714)	(19,690)
Simplifyber, Inc.	56,145	(10,604)	14.20%	7,973	30,060	(1,506)
Allotrope Energy Ltd			20.00%	556
				62,920	125,316	(37,563)	(26,656)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	23,678	(40,506)	16.66%	3,945	2,923	(6,476)	(4,875)
Ibema Companhia Brasileira de Papel	395,675	32,526	49.90%	197,442	193,901	16,230	37,199
Foreign
F&E Technologies LLC (3)	(3,797)		%		6,378	(4,041)
Woodspin Oy (2)	243,467		%		124,853	(124,372)	(19,513)
				201,387	328,055	(118,659)	12,811

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			5.82%	3,581	4,026
Celluforce Inc.			8.28%	25,975	27,823
Nfinite Nanotechnology Inc.			4.90%	5,639	6,347
Lenzing Aktiengesellschaft			15.00%	865,986	1,099,870
				901,181	1,138,066

Goodwill (2)(3)				29,389	225,486	(224,096)
				29,389	225,486	(224,096)

				1,194,877	1,816,923	(380,318)	(13,845)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.61 on December 31, 2025 and EUR0.95 on December 31, 2024.
(2)In August 2025, the Company completed the sale of its entire equity interest in Woodspin Oy and Suzano Finland Oy to Spinnova Plc for the symbolic amount of 1 euro each. For the year ended December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which significantly impacted the equity pickup line: R$ (117,447) related to the impairment of the investment, R$ (28,679) related to the obligation to make an additional capital contribution, and R$ 15,636 related to the realization of other comprehensive income of the joint venture Woodspin Oy; R$ (63,634) related to the write-off of goodwill of the associate Spinnova Plc; and R$ (88,871) related to the impairment of the investment in the subsidiary Suzano Finland Oy.
(3)In November 2025, the Company sold its entire equity interest in Ensyn Corporation, liquidated F&E Technologies LLC, and recognized impairment of the investment in F&E Tecnologia do Brasil S.A., both related to the same technology developed by Ensyn. As of December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which impacted the equity pickup line: (i) R$ (160,462) related to the write-off of Ensyn goodwill; R$ 371 related to the recognition of the provision for losses on investments; and R$$9,896 related to the reclassification of other comprehensive income.

60

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.28	7.46		20.69
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balances at December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions	697	558	415,147	7,490,762	28,904	7,936,068
Acquisition of subsidiaries	1,699,588	775	413		1,992	1,702,768
Write-offs	(10,724)	(7,455)	(118,499)		(9,324)	(146,002)
Depreciation		(366,398)	(3,214,550)		(222,993)	(3,803,941)
Transfers and other	226,598	3,988,619	16,660,035	(21,465,336)	598,162	8,078
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,080	262	649,533	3,880,270	45,681	4,578,826
Write-offs	(64,222)	(54,566)	(152,457)		(154,907)	(426,152)
Depreciation		(434,875)	(4,123,031)		(287,270)	(4,845,176)
Transfers and other	5,980	896,470	3,524,210	(4,626,006)	201,995	2,649
Accumulated cost	16,720,186	14,589,194	66,353,229	2,764,799	1,830,011	102,257,419
Accumulated depreciation		(4,659,310)	(32,174,476)		(1,127,446)	(37,961,232)
Balances at December 31, 2025	16,720,186	9,929,884	34,178,753	2,764,799	702,565	64,296,187
(1)Includes vehicles, furniture and utensils and computer equipment.

On December 31, 2025, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
15.1 Items pledged as collateral
On December 31, 2025, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	12/31/2025	12/31/2024
Land	Financial/Legal	25,562	24,427
Buildings	Financial	1,719,004	1,755,082
Machinery, equipment and facilities	Financial	19,437,703	20,442,189
Work in progress	Financial	339,063	427,998
Other	Financial	48,475	43,487
		21,569,807	22,693,183
15.2 Capitalized expenses
For the year ended December 31, 2025, the Company capitalized loan costs in the amount of R$274,731 (R$959,968 as of December 31, 2024). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 13.35% p.a. (11.17% p.a. as of December 31, 2024).

61

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

15.3 Asset Retirement Obligation (ARO)
On December 31, 2025, the Company has provisioned the amount of R$68,681 (R$65,327 as of December 31, 2024) arising asset retirement obligation of industrial landfills The corresponding liability is recorded under “Other liabilities,” segregated between current and non-current, according to the expected settlement date.

62

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	12/31/2025	12/31/2024
Goodwill - Facepa (Tissue plant in Belém/PA)	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (Tissue plant in Mogi das Cruzes/SP)	170,859	170,859
Other (1)	5,097	5,097
	8,192,339	8,192,339
(1)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the pulp cash-generating unit (“CGU”), the calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2025 the Company used the strategic plan and the annual budget with projected increases to 2029 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.63% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.
The discount rate, after taxes, adopted by Management was 8.87% p.a., calculated based on the Weighted Average Cost of Capital (“WACC”).
The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	634.3
Net average pulp price – Internal market (US$/t)	681.4
Average exchange rate (R$/US$)	5.46
Discount rate (pos-tax)	8.87% p.a.
Discount rate (pre-tax)	12.30% p.a.
For the year ended December 31, 2025, the Company did not identify the need to record any impairment provision for intangible assets.
For the Paper Cash‑Generating Unit (“CGU”), the recoverability test of assets is performed annually based on the estimated fair value less costs of disposal, determined through the application of EV/EBITDA market multiples, considering comparable companies in the same industry and the specific characteristics of the Company’s operations. Based on the analyses performed by the Company, no adjustment to reduce the carrying amounts of the assets to their recoverable amount (impairment) was identified in 2025.
If the post-tax discount rate applied to the cash flow projections of both cash-generating units had been 1% higher than management’s estimates (9.87% instead of 8.87%), the Company still would not need to recognize an impairment provision.
The Company assessed possible changes in price and exchange rate assumptions and did not identify any scenarios that would cause the carrying amount of the cash-generating units to exceed their recoverable amount.

63

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

16.2 Intangible assets with limited useful lives

		12/31/2025	12/31/2024
Opening balance		5,709,964	6,557,009
Additions		82,492	161,779
Write-offs		(3,015)
Amortization		(1,011,088)	(1,008,824)
Closing balance		4,778,353	5,709,964
Represented by	Average annual rate %
Non-competition agreements			4,508
Port concessions	3.94	621,842	632,253
Supplier agreements	12.70	11,111	25,925
Port service contracts	4.26	491,094	520,459
Cultivars			20,391
Trademarks and patents	8.14	154,846	170,306
Customer portfolio	9.10	3,283,919	4,104,900
Software	25.45	206,635	201,476
Other	10.00	8,906	29,746
		4,778,353	5,709,964

Cost		12,617,166	12,540,497
Amortization		(7,838,813)	(6,830,533)
Closing balance		4,778,353	5,709,964
On December 31, 2025, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for intangibles assets with limited useful lives.

64

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

17 TRADE ACCOUNTS PAYABLE

	12/31/2025	12/31/2024
In local currency
Third party (1)	4,065,115	4,681,065
Related party (Note 11.1) (2)	681	1,457
In foreign currency
Third party	1,075,590	1,350,763
	5,141,386	6,033,285
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2025 was R$438,830 (R$555,063 at December 31, 2024).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
17.1 Long-term commitments
17.1.1 Long-term commitments - Take or Pay arrangements
The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed on December 31, 2025 were R$25,236,794 (R$26,239,939 at December 31, 2024).
17.1.2 Exchange and acquisition of biological assets
In line with the Company’s strategy for forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, the Company entered into exchange and purchase agreements for biological assets in August 2025. Under the terms of these agreements, the Company will receive specified volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, the Company is expected to deliver equivalent volumes between 2028 and 2031.
On September 15, 2025, a payment of R$878,049 was made related to the exchange agreement. The remaining amounts payable total R$1,962,554, with R$819,970 due in 2026 and R$1,142,584 due in 2028, in accordance with the contractual schedule.

65

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
In foreign currency
Bonds	USD	Fixed	5.0%	815,478	3,229,641	42,405,964	49,166,804	43,221,442	52,396,445
Panda Bonds	CNY	Fixed	2.7%	6,785	4,224	2,039,941	1,016,331	2,046,726	1,020,555
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.1%	923,820	6,236,806	16,901,305	16,283,736	17,825,125	22,520,542
Assets financing	USD	SOFR	2.9%	107,159	137,300	178,526	298,252	285,685	435,552
ECA - Export Credit Agency	USD	SOFR	5.7%	17,426	7,297	1,778,184	769,702	1,795,610	776,999
IFC - International Finance Corporation (1)	USD	SOFR	5.2%	(5,485)	(12,051)	5,182,737	5,858,208	5,177,252	5,846,157
Others				5,516	4,210		4,455	5,516	8,665
				1,870,699	9,607,427	68,486,657	73,397,488	70,357,356	83,004,915
In local currency
BNDES	BRL	UMBNDES	6.6%	5,794	157	468,025	157,555	473,819	157,712
BNDES	BRL	TJLP	8.6%	89,150	100,556	11,802	101,587	100,952	202,143
BNDES	BRL	TLP	13.5%	178,549	94,903	5,562,188	4,607,102	5,740,737	4,702,005
BNDES	BRL	SELIC	16.1%	282,017	243,223	514,605	704,825	796,622	948,048
BNDES	BRL	TR	4.0%	9,933	84	153,762	70,015	163,695	70,099
Assets financing	BRL	CDI	15.5%	18,799	18,427	38,214	56,956	57,013	75,383
NCE (“Export credit notes”)	BRL	CDI	16.2%	4,157	3,027	100,000	100,000	104,157	103,027
NCR (“Rural producer certificates”)	BRL	CDI	13.7%	369,572	312,652	5,000,000	2,000,000	5,369,572	2,312,652
ECO INVEST - Crédito Agroindustria	BRL	CDI	13.4%	7,094		327,263		334,357
Rural Product Note ("CPR")	BRL	CDI/IPCA	14.2%	41,894		1,954,437		1,996,331
Debentures	BRL	CDI/IPCA	14.1%	127,247	120,931	9,179,399	9,738,616	9,306,646	9,859,547
				1,134,206	893,960	23,309,695	17,536,656	24,443,901	18,430,616
				3,004,905	10,501,387	91,796,352	90,934,144	94,801,257	101,435,531

Interest on financing				1,525,436	1,541,312			1,525,436	1,541,312
Non-current funding				1,479,469	8,960,075	91,796,352	90,934,144	93,275,821	99,894,219
				3,004,905	10,501,387	91,796,352	90,934,144	94,801,257	101,435,531
(1) The balances shown as negative include fundraising costs

66

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

18.2 Breakdown by maturity - non-current

	2027	2028	2029	2030	2031	2032 onwards	Total
In foreign currency
Bonds		2,738,532	9,483,763	5,432,629	6,880,029	17,871,011	42,405,964
Panda Bonds	942,700	1,018,648		78,593			2,039,941
Export credits (“export prepayments”)	3,298,964	3,433,498	3,905,821	5,382,592	880,430		16,901,305
Assets financing	106,899	65,487	6,140				178,526
ECA - Export Credit Agency					684,513	1,093,671	1,778,184
IFC - International Finance Corporation	278,177	1,415,340	2,304,815	1,184,405			5,182,737
	4,626,740	8,671,505	15,700,539	12,078,219	8,444,972	18,964,682	68,486,657
In local currency
BNDES – TJLP	3,727	3,727	3,727	621			11,802
BNDES – TLP	159,985	157,152	142,987	377,906	477,203	4,246,955	5,562,188
BNDES – Fixed	10,100	10,100	10,100	10,100	10,100	417,525	468,025
BNDES – SELIC	39,390	39,390	39,390	39,390	39,390	317,655	514,605
BNDES – TR	11,068	11,068	11,068	11,068	11,068	98,422	153,762
Ecoinvest			73,617	73,617	73,617	106,412	327,263
Assets financing	19,113	19,033	68				38,214
NCE (“Export credit notes”)	25,000	25,000	25,000	25,000			100,000
NCR (“Rural producer certificates”)				2,000,000	3,000,000		5,000,000
Rural Product Note ("CPR")						1,954,437	1,954,437
Debentures				553,536	500,000	8,125,863	9,179,399
	268,383	265,470	305,957	3,091,238	4,111,378	15,267,269	23,309,695
	4,895,123	8,936,975	16,006,496	15,169,457	12,556,350	34,231,951	91,796,352
(1) The balances shown as negative correspond to fundraising costs, which are amortized on a straight-line basis.
18.3 Roll-forward of loans, financing and debentures

	12/31/2025	12/31/2024
Opening balance	101,435,531	77,172,692
Fundraising, net of issuance costs	23,871,760	15,692,905
Interest accrued	5,953,778	5,413,707
Monetary and exchange rate variation, net	(8,384,101)	17,728,324
Settlement of principal	(22,353,325)	(9,410,807)
Settlement of interest	(5,817,907)	(5,241,389)
Amortization of fundraising costs	101,803	80,099
Others (fair value adjustments to business combinations)	(6,282)
Closing balance	94,801,257	101,435,531

67

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

18.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	12/31/2025	12/31/2024
Bonds	411,818	269,220	142,598	168,450
Panda Bonds	6,183	566	5,617
Rural Product Note ("CPR")	65,177	1,358	63,819
Export credits (“export prepayments”)	180,466	108,854	71,612	63,080
Debentures	156,800	46,391	110,409	125,663
BNDES	97,685	56,662	41,023	25,777
ECA - Export Credit Agency	13,615	1,543	12,072
IFC - International Finance Corporation	81,956	24,770	57,186	78,719
Others	4,797	156	4,641	6,799
	1,018,497	509,520	508,977	468,488
18.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.6 Relevant transactions entered into during the year
18.6.1 Export Prepayment
On March 10, 2025, the Company raised, with several banks (a syndicated operation), an export prepayment ("PPE"), in the amount of US$1,200,000 (equivalent to R$6,951,600), at a floating rate based on the 3-month SOFR Term + 1.45% p.a, maturing in March 2031.
On April 24, 2025, the Company entered into a PPE with JP Morgan in the amount of US$250,000 (equivalent to R$1,418,488), at floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.
On April 24, 2025, the Company also entered into a PPE with JP Morgan as a debt maturity renewal strategy, with an amount of US$151,000 (equivalent to R$856,552), with a floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.
On July 3, 2025, the Company raised, with MUFG Bank, an export prepayment (“PPE”) in the amount of US$100,000 (equivalent to R$542,080), at a floating rate of 3-month Term SOFR + 1.5% p.a., maturing in July 2031.
18.6.2 Rural Credit Note ("NCR")
On May 23, 2025, the Company entered into a Rural Credit Note (“NCR”) agreement with Itaú Unibanco in the amount of R$3,000,000, indexed at a fixed rate of 13.54% p.a., maturity on January 31, 2031.

68

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

18.6.3 Eco Invest (“Ecoinvest”)
On June 27, 2025, the Company, through its joint operation Veracel, entered into an agro-industrial credit agreement under the Eco Invest Brasil program with Banco do Brasil, in the amount of R$331,278, bearing interest at 101% of the CDI rate, maturity on April 5, 2030.
18.6.4 Export Development Canada (“EDC”)
On July 21, 2025, the Company raised a loan with EDC in the amount of US$200,000 (equivalent to R$1,112,500), at a floating rate of Daily SOFR + 1.75% p.a., maturing in July 2032.
18.6.5 Rural Product Note ("CPR")
On September 15, 2025, the Company issued a Rural Product Note (“CPR”) totaling R$2,000,000. The CPR is composed of three parts: (i) an amount of R$293,255 at a cost of 96.50% of the CDI rate, with a total term of eight years and full amortization in September 2033; (ii) an amount of R$956,745 at a cost of IPCA + 7.0753% p.a., with a total term of ten years and full amortization in September 2035; and (iii) an amount of R$750,000 at a cost of IPCA + 7.0968% p.a., with a total term of twelve years and full amortization in September 2037.
18.6.6 Bonds 2036
On September 10, 2025, the Company, through its wholly owned subsidiary Suzano Netherlands B.V., issued a bond in the amount of US$1,000,000 (equivalent to R$5,412,300), at a fixed rate of 5.5% p.a., maturing in January 2036.
18.6.7 Panda Bonds
On October 21, 2025, the Company, through its wholly owned subsidiary Suzano International Finance B.V., issued two tranches of Panda Bonds in China. The first tranche amounted to CNY1,300,000 (equivalent to US$182,734 and R$983,986), bearing a fixed interest rate of 2.55% p.a. and maturing in October 2028. The second tranche amounted to CNY100,000 (equivalent to US$14,056 and R$75,691), bearing an interest rate of 2.90% and maturing in October 2030.

18.7 Significant transactions settled during the year
On January 14, 2025, the Company settled, as due, a bond with a 4.00% p.a cost, a market-based operation, in the amount of US$346,445 (equivalent to R$2,101,917, including principal and interest).
On March 10, 2025, the Company made an early partial settlement of an export prepayment with various banks (syndicated operation), totaling US$1,486,064 (equivalent to R$8,608,769, including principal and interest). The residual amount of the operation maintained its original maturity in March 2027 with a floating rate of SOFR + 1.4% p.a.
On March 24, 2025, the Company settled a Rural Producer Note (CPR) with Banco Safra, in the amount of R$221,942 (including principal and interest). The maturity of the CPR was in March 2025, with an interest rate of 100.00% of the CDI p.a.
On April 24, 2025, the Company early settled a PPE with JP Morgan, at a cost of 3-month Term SOFR + 1.93% p.a., in the total amount of US$153,869 (equivalent to R$873,023 including principal and interest).
On May 17, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$106,585 (equivalent to R$605,819 including principal and interest).

69

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

On May 21, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$37,123 (equivalent to R$210,942 including principal and interest).
On June 9, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$15,988 (equivalent to R$89,170 including principal and interest).
On September 11, 2025, through a Tender Offer, the Company early settled part of the outstanding balance of one of its bonds in the total amount of US$401,545 (equivalent to R$2,162,639 — principal and interest) as part of its debt rollover strategy. The bond’s remaining balance was settled on September 19, 2025, through a make-whole operation, in the amount of US$304,737 (equivalent to R$1,623,519 — principal and interest). The bond’s original maturity was in January 2027, with a fixed rate of 5.5% p.a.
On September 11, 2025, through a Tender Offer, the Company early settled part of the outstanding balance of another of its bonds in the total amount of US$233,807 (equivalent to R$1,259,239 — principal and interest) as part of its debt rollover strategy. The bond’s original maturity was in January 2026, with a fixed rate of 5.75% p.a.
On September 26, 2025, the Company carried out a full extraordinary amortization of the outstanding nominal value of the debentures from the 8th issuance, through the payment of a total amount of R$811,766 (principal and interest).
On October 14, 2025, the Company prepaid a PPE with a cost of 3-month Term SOFR + 1.41% p.a., contracted with Bank of China, in the total amount of US$47,350 (equivalent to R$260,342, including principal and interest).
On October 15, 2025, the Company prepaid, through a make-whole transaction, the remaining amount of the bond originally maturing in January 2026 and bearing an interest rate of 5.75% per annum. The transaction amounted to US$289,069 (equivalent to R$1,574,386, including principal and interest).
On November 13, 2025, the Company fully prepaid a PPE contracted with several banks (a syndicated transaction), in the total amount of US$51,850 (equivalent to R$273,873, including principal and interest). The original maturity was March 2027, with a floating interest rate of SOFR + 1.41% p.a.
On December 8, 2025, the Company fully settled the remaining balance of the PPE that had been partially prepaid on March 10, 2025, in the amount of US$81,124 (equivalent to R$440,091, including principal and interest). The facility bore a floating interest rate of SOFR + 1.41% p.a.

70

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	506,373	157,542	41,235		39,076	744,226
Depreciation (1)	(408,000)	(167,312)	(54,275)	(124,890)	(2,587)	(757,064)
Write-offs (2)	(3,102)					(3,102)
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	618,637	212,173	135,659	10,765		977,234
Depreciation (1)	(441,499)	(200,883)	(58,630)	(122,833)	(1,622)	(825,467)
Write-offs (2)	(327)	(277)	(65)			(669)
Balances at December 31, 2025	3,652,380	186,056	191,356	1,261,270	40,727	5,331,789
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On December 31, 2025, the Company does not have commitments to lease agreements not yet in force.
19.2 Lease liabilities
The balance of lease payables on December 31, 2025, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.62%	September/2053	4,173,418
Machinery and equipment	11.65%	April/2035	312,782
Buildings	11.27%	February/2035	191,085
Ships and boats	11.25%	February/2039	2,231,092
Vehicles	11.10%	November/2028	21,513
			6,929,890
(1)For the determination of the discount rates, the market CDI rate obtained from the yield curve on B3’s official website was used, considering the term equivalent to the final maturity and the nature of the contracts.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

71

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The balances rolled-forward are set out below:

	12/31/2025	12/31/2024
Opening balance	6,972,915	6,243,782
Additions/updates	977,234	744,226
Write-offs	(669)	(3,102)
Payments	(1,447,973)	(1,325,398)
Accrual of financial charges (1)	733,342	700,283
Exchange rate variations	(304,959)	613,124
Closing balance	6,929,890	6,972,915

Current	857,810	872,228
Non-current	6,072,080	6,100,687
(1)On December 31, 2025, the amount of R$265,463 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$249,135 as of December 31, 2024).

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the year
The amounts recognized are set out below:

	12/31/2025	12/31/2024
Expenses relating to short-term assets	3,191	6,477
Expenses relating to low-value assets	56	4,083
	3,247	10,560

72

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:
20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					12/31/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(71,692)	(113,840)	(9,176)		(194,708)
Reversal	(51,228)	(99,936)	(55,513)	(32,368)	(239,045)
Additions	14,650	128,217	14,056		156,923
Monetary adjustment	40,069	27,991	20,491		88,551
Provision balance	339,763	296,358	185,411	2,095,357	2,916,889
Judicial deposits (3)	(31,579)	(62,334)	(21,238)		(115,151)
Provision balance at the end of the year	308,184	234,024	164,173	2,095,357	2,801,738
(1)Amounts arising from contingent liabilities of a tax nature totaling of R$1,962,549 and civil lawsuits in the amount of R$132,808, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
(3)The amounts presented refer exclusively to the judicial deposits that have a legal right to offset.

					12/31/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	468,839	349,058	139,435	2,155,545	3,112,877
Payments	(60,081)	(89,221)	(6,795)		(156,097)
Reversal	(9,540)	(89,941)	(1,951)	(27,820)	(129,252)
Additions	4,689	162,456	72,605		239,750
Monetary adjustment	4,057	21,574	12,259		37,890
Provision balance	407,964	353,926	215,553	2,127,725	3,105,168
Judicial deposits	(66,746)	(91,596)	(20,076)		(178,418)
Provision balance at the end of the year	341,218	262,330	195,477	2,127,725	2,926,750
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,994,444 and civil lawsuits in the amount of R$133,281, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

20.1.1 Tax and social security
On December 31, 2025, the Company has 56 (58 as of December 31, 2024) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

73

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

20.1.2 Labor
On December 31, 2025, the Company has 1,152 (1,178 as of December 31, 2024) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On December 31, 2025, the Company has 73 (97 as at December 31, 2024) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	12/31/2025	12/31/2024
Taxes and social security (1)	10,417,734	9,837,082
Labor	189,506	171,480
Civil and environmental (1) (2)	1,023,689	5,065,714
	11,630,929	15,074,276
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$R$2,076,296 (R$2,108,635 as of December 31, 2024), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1.1 above.
(2)The Company is a defendant in a Public Civil Action (“ACP”) regarding compensation for damages caused to federal highways due to the transportation of timber exceeding the permitted weight. Based on a recent decision by the Superior Court of Justice (“STJ”), which established the thesis of civil liability without clear and objective liquidation criteria, as well as the change of the monetary correction index from IGPM/FGV to SELIC, the Company reassessed the exposure amount of this action to approximately R$352,442. This estimate made by management and supported by its external legal advisors, is based on scenarios with similarity to infraction notices suffered by other companies and assessed according to the quantification criteria applied by the Federal Public Ministry (“MPF”). Given the absence of clear and objective criteria for measuring such claims from the MPF in similar cases, management’s current estimate may vary to a higher or lower amount, subject to the final decision by the MPF/TRF1 regarding the Company's case.
20.2.1 Tax and social securities

For the year ended December 31, 2025, the Company had 631 (673 as of December 31, 2024) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$10,417,734 (R$9,837,082 as of December 31, 2024) for which no provision was recorded.
The other tax and social security lawsuits involve various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, IRRF. These disputes primarily arise from differing interpretations of the applicable tax regulations and the information provided in the ancillary obligations.

74

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The most significant tax cases are outlined below:
(i)Income Tax Assessment - IRPJ/CSLL - Swaps of Industrial and Forestry Assets: In December 2012, the Company received a tax assessment for income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets. On January 19, 2016, the Tax Federal Administrative Court (“CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, given the impossibility of further appeals and the consequent closure of the case at the administrative level, decided to pursue the discussion in the Judiciary. The lawsuit was ruled in favor of the Company's interests and the National Treasury's appeal is currently awaiting judgment at the lower court. In December 2023, pursuant to article 25, § 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified to definitively cancel the amounts related to the tax assessment penalty and its charges. According to the Company and its external legal advisors the probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. For the year ended December 31, 2025, the estimated amount of the possible exposure is R$1,861,899 (R$1,688,690 as of December 31, 2024).
(ii)Income tax assessment - IRPJ/CSLL: This refers to an administrative proceeding initiated in October 2023, resulting from tax assessments for IRPJ and CSLL issued against Suzano S.A., for the calendar year of 2019. The infractions alleged include: (i) nondeductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, which was partially upheld. Currently, the Company filed a voluntary appeal, which was partially granted. The issuance of the decision is currently awaited. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$1,008,823 (R$920,628 as of December 31, 2024).
(iii)Income Tax Assessment - IRPJ/CSLL - Disallowance of Depreciation, Amortization and Depletion Expenses – 2010 period: In December 2015, the Company received a tax assessment demanding the payment of IRPJ and CSLL. The assessment challenges the deductibility of depreciation, amortization and depletion expenses of 2010, which the Company had included in its income tax calculations. The Company filed an administrative appeal, which was partially upheld. This decision was subject to a voluntary appeal, filed by the Company in November 2017. The judgment was converted into a due diligence process, and currently, the Company is awaiting the completion of the due diligence. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$931,979 (R$875,466 as of December 31, 2024).
(iv)Tax Assessment - IRPJ/CSLL: On October 5, 2020, the Company was notified of a Tax Assessment issued by the Brazilian Internal Revenue Service ("RFB") claiming the payment of IRPJ and CSLL credits, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Based on the legal advisors hired to present the defense, the Company classifies, the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, the judgment was converted into a diligence. The objection was judged partially upheld, and the company will file a voluntary appeal regarding the portion that was unfavorable. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. In the year ended December 31, 2025 the total amount of the possible exposure is R$663,188 (R$609,548 as of December 31, 2024).

75

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

(v)PIS/COFINS – Goods and Services – Period of 2009 to 2011: In December 2013, the Company was assessed by the RFB demanding the collection of PIS and COFINS credits disallowed for allegedly not being linked to its operational activities. In the first instance, the objection filed by the Company was dismissed. A voluntary appeal was filed and it was partially upheld in April 2016. From this decision, the Company filed a special appeal, and certain divergences were admitted for consideration by the Superior Chamber of Tax Appeals (“CSRF”). The National Treasury also filed a special appeal with the Superior Chamber. The CSRF denied the National Treasury’s appeal and partially granted the Company’s appeal. The issuance of the CSRF’s decision is currently awaited. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$213,286 (R$201,199 as of December 31, 2024).
(vi)Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): In 2002, the Company applied for and was granted by the RFB the right to benefit from a reduction in the IRPJ and non-refundable additional taxes calculated on operating profit, for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all located in the Aracruz unit, under the condition of making new investments in its units located in the area covered by ADENE. In 2004, the Company received a notice from the extrajudicial administrator of the extinct Superintendency for the Development of the Northeast (“SUDENE”), informing it that the right to enjoy the benefit previously granted was deemed unfounded and would be revoked. In 2005, a tax assessment was issued demanding alleged amounts relating to the tax incentive enjoyed up to that point. After administrative discussion, the tax assessment was partially upheld recognizing the Company's right to benefit from the tax incentive until 2003. The Company's management, advised by its legal advisors, believes that the decision to cancel the referred tax benefits is incorrect and should not prevail, whether concerning the benefits already enjoyed or those not yet enjoyed until their respective final terms. Currently, the contingency is being discussed in the judicial sphere. The Company is awaiting the judgment of the appeal filed against the unfavorable decision. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$159,012 (R$150,869 as of December 31, 2024).
(vii)Offsetting - IRRF - Period 2000: The Company filed a process to offset IRRF credits for the year ended December 31, 2000 against debts owed to the RFB. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. The Company filed a Voluntary Appeal with CARF against this decision and the judgment was converted into a due diligence process. In the judgment rendered at the second administrative instance, the Company’s appeal was partially granted. We are currently awaiting the issuance of the decision. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$130,895 (R$125,489 as of December 31, 2024).
(viii)IRPJ/CSLL - Partial Approval – 1997 Period: The Company filed a process to offset credits arising from tax losses for the year 1997 against debts owed to the RFB . In March 2009, the tax authorities approved only R$83,000, resulting in a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits under administrative review following a favorable decision by CARF in August 2019, which upheld the voluntary appeal filed by the Company. For the remaining portion of the credit, the Company filed a lawsuit to discuss the matter which is currently awaiting judgment in the second instance of its appeal, filed after an unfavorable ruling. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$128,393 (R$122,319 as of December 31, 2024).

76

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

(ix)Tax Assessment - IRPJ/CSLL: Administrative proceeding demanding the collection of IRPJ and CSLL for the 2015 calendar year. The infractions alleged include (i) transfer pricing; and (ii) non-deductible expenses. The Company filed an objection in January 2020, which was partially upheld. Following this decision, the Company filed a voluntary appeal, and the judgment was converted into a due diligence process. The appeal is currently pending judgment. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$121,327 (R$112,168 as of December 31, 2024).
(x)IRPJ/CSLL - Partial Approval – 2000 Period: In 2024, the Company submitted a request to offset credits arising from the negative balance calculated in the year 2000 against debts owed to the Brazilian Federal Revenue Service (“RFB”). The RFB fully disallowed the tax credit. After presenting the defense and the appropriate appeals, the process ended unfavorably for the Company at the administrative level. The Attorney General's Office of the National Treasury (“PGFN”) filed a tax execution to collect the amounts, at which time the Company filed the appropriate motions to stay the tax execution, which were partially upheld. The Company has filed an Appeal, which is awaiting judgment. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the estimated amount of exposure is R$105,556 (R$101,654 as of December 31, 2024).
(xi)ICMS – Credits – Period 05/2014 to 12/2014: The Company is a party to a tax enforcement action filed by the State of São Paulo for the collection of ICMS related to the period from May 2014 to December 2014. The assessment arises from the alleged failure to reverse ICMS credits linked to the replacement of Electric Energy Invoice Statements originally issued by the power utility, as well as the alleged lack of bookkeeping of the referred invoices related to the entry of electric energy into the facility. After the Company was served, a Surety Bond was submitted and an extension of time was requested for filing the appropriate defenses (appeals against tax enforcement). The Company is currently awaiting notification to file the defenses in the tax enforcement action. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the estimated exposure amounts to R$118,867 (R$98,197 as of December 31, 2024).
20.2.2 Labor
On December 31, 2025, the Company was a defendant in 1,211 labor lawsuits, totaling R$189,506 (1,135 labor lawsuits, totaling R$171,480 as of December 31, 2024).
The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.
20.2.3 Civil, environmental and real estate
On December 31, 2025, the Company was a defendant in approximately 222 civil, environmental and real estate lawsuits, totaling R$1,023,689 (201 lawsuits totaling R$5,065,714 as of December 31, 2024).

77

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant, are mainly related to discussions regarding eligibility for environmental licenses, repair of environmental damage, matters relating to indemnities, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, execution, credit qualifications related to bankruptcy and judicial recovery), actions of social movements interest, such as landless workers, quilombola communities, indigenous people and fishers, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions arising from damages to third parties (including employees).
The most relevant civil cases are set forth below:
(i)The Company is involved in 3 Public Civil Actions (“ACPs”) filed by the Federal Public Prosecutor's Office (“MPF”) in which it requests (i) an injunction that the Company's trucks stop transporting wood on federal highways above the legal weight restrictions (ii) an increase in the fine for excess weight to be applied to Suzano and (iii) compensation for material damage caused to federal highways, the environment and the economic order and compensation for moral damage. One of the ACPs was judged partially well-founded and the Company filed an appeal to the competent court with a request to suspend the effects of the judgment, which is still pending assessment. The other two lawsuits were dismissed and an appeal is pending. In September 2021, both were suspended due to a decision by the STJ to evaluate the points of discussion in the form of a repetitive appeal. In December 2024, the STJ judged the repetitive appeals to allow the application of a double penalty (administrative and judicial), establishing a thesis authorizing the imposition of injunctive relief and civil liability. Appeals were filed over the past year, without any change to the challenged decision to date. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible.
(ii)The company sued a competitor in the central-western region over the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the incorporated subsidiary Fibria. The prohibition on the cultivation of this biological asset by the competitor was protected by an injunction, which was confirmed in a judgment in favor of the Company, with the Company initiating the liquidation of the judgment. However, at the appeal stage and in an extended trial, there was a ruling against the Company recognizing a supposed incidental nullity of the cultivar, a decision that is currently subject to a motion for clarification. It should be noted that, in parallel, there is also a lawsuit in the Federal Court in which the competitor filed an action to annul the registration of the cultivar, but, to date, there has been no decision in this process determining the nullity or restricting the Company's right. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible.
(iii)The company sued a competitor in the central-western region over the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the incorporated subsidiary Fibria. The prohibition on the cultivation of this biological asset by the competitor was protected by an injunction, which was confirmed in a judgment in favor of the Company, with the Company initiating the liquidation of the judgment. However, at the appeal stage and in an extended trial, there was a ruling against the Company recognizing a supposed incidental nullity of the cultivar. Declaratory Embargos were filed, resulting in the suspension of the action until the final judgment of the annulment lawsuit pending before the Federal Court. A Special Appeal was filed, which was not admitted, leading to the filing of an Interlocutory Appeal (Agravo) against the decision denying the Special Appeal. As mentioned, in parallel, there is a proceeding before the Federal Court in which the competitor filed an action seeking the annulment of the cultivar registration; however, to date, the case is still pending evidentiary production, and there is no decision declaring the registration null or restricting the Company’s rights. In the opinion of the Company’s external legal counsel, the likelihood of losing the case is possible.

78

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance, as set forth below:
21.1 Pension plan
The Company has current supplementary retirement plans, as disclosed below.
21.1.1 Pension plan – Suzano Prev
In 2005, the Company established the Suzano Prev pension plan, managed by BrasilPrev, an open private pension entity, which serves the employees of Suzano Group Companies, in the form of a defined contribution plan.
Under the terms of the benefit plan agreement, for employees who have a salary above 10 Suzano reference units (“URS”), in addition to the 0.5% contribution, the contributions of the Company matches the employees' contributions, and affect the portion of the salary that exceeds 10 URS, which can vary between 1% and 6% of the nominal salary. This plan is called Basic Contribution 1.
The Company's contributions to the employees are 0.5% of the nominal salary that does not exceed 10 URS, even though there is no contribution by the employees. This plan is called Basic Contribution 2.
From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5% or 1% of their nominal salary, and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of their salary.
Access to the balance constituted by the Company's contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the year ended December 31, 2025 amounted R$24,287 (R$21,719 as of December 31, 2024) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured through actuarial calculations and recognized as personnel expenses in the income statement, as detailed below.
21.2.1 Medical assistance
The Company guarantees healthcare program cost coverage for a group of former employees who retired up to 2007, as well as their spouses for life and underage dependents.
For other groups of former employees, who exceptionally, according to the Company’s criteria and resolutions or based on rights related to compliance with pertinent legislation, the Company ensures the healthcare program.
The main actuarial risks related are: (i) lower interest rates; (ii) longer than expected mortality tables; (iii) higher than expected turnover; and (iv) higher than expected growth in medical costs.

79

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

21.2.2 Life insurance
The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.
The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.
21.2.3 Roll-forward of actuarial liability
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	12/31/2025	12/31/2024
Opening balance	721,560	833,683
Interest on actuarial liabilities	77,348	73,853
Current service cost	1,939	1,997
Actuarial (gain) / loss – experience	(13,340)	(125)
Actuarial (gain) / loss – financial assumptions	6,026	(137,649)
Benefits paid directly by entity	(52,390)	(50,199)
Closing balance	741,143	721,560
21.2.4 Economic actuarial assumptions and biometric data

	12/31/2025	12/31/2024
Economic
Nominal discount rate – medical assistance and life insurance	11.02% p.a.	11.16% p.a.
Medical cost growth rate	6.86% p.a.	6.86% p.a.
Nominal inflation	3.50% p.a.	3.50% p.a.
Aging factor	0 to 24 years: 1.50% p.a.	0 to 24 years: 1.50% p.a.
	25 to 54 years: 2.50% p.a.	25 to 54 years: 2.50% p.a.
	55 to 79 years: 4.50% p.a.	55 to 79 years: 4.50% p.a.
	Above 80 years: 2.50% p.a.	Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
Family composition	Men 4 years + older	Men 4 years + older
	and 90% married	and 90% married
Permanency in the plan	100%	100%

80

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

21.2.5 Sensitivity analysis
The sensitivity analysis regarding the relevant assumptions of the plans show the impact on the liability balance:

Discount rate		Medical costs growth rate
+0.50%	711,035	+1.00%	807,480
21.2.6 Forecast amounts and average duration of payments of obligations
The nominal future benefit payments expected for the next 10 years, based on the obligation of the granted benefits, are presented below:

Payments	Medical assistance and life insurance
2026	56,551
2027	60,184
2028	63,864
2029	67,549
2030	71,203
2031 to 2035	406,811
22 SHARE-BASED COMPENSATION PLAN
The Company grants members of the statutory and non-statutory board of directors, key employees and members of the Board of Directors (“Beneficiaries”) long-term share-based incentive plans, approved at the General Meeting with the objectives of: (i) aligning the interests of the beneficiaries with the interests of the Company and its shareholders, (ii) attracting, rewarding, retaining and incentivizing the beneficiaries to conduct the Company's business in a sustainable manner, within appropriate risk limits and aligned with the interests of the shareholders, and (iii) granting a financial incentive to the beneficiaries.
The plans granted by the Company are: (i) Phantom Shares Plan (“PS”), settled in in local currency and (ii) Restrict Shares Plan ("Performance Shares"), settled in shares.
The characteristics and measurement criteria of each plan are disclosed below:
22.1 Phantom shares plan
The number of phantom shares to be granted to each beneficiary is calculated based on a financial amount per beneficiary.
The beneficiary may only exercise the rights to the phantom shares once the vesting period has been completed, lasting up to 5 (five) years from the date of grant, in accordance with the characteristics of each plan.
The settlement of the phantom shares is in cash, and the amount will be calculated by multiplying the number of shares granted by the value of the share measured based on the average price of the last 90 (ninety) trading sessions, adjusted, when applicable, for the Company’s Total Shareholder Return ("TSR"), in accordance with the criteria established in each plan.
The TSR represents a market condition and its effects are incorporated into the fair value measurement of the phantom shares at the grant date.
Since phantom share plans are settled in cash, their fair values are measured at the end of each reporting period.

81

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

If beneficiaries leave the Company during the vesting period, they will lose the right to exercise the phantom shares.
The roll-forward arrangements are set out below:

Number of shares
Year of grant	Fair value on grant date	31/12/2024	Shares granted	Cancelled	Exercised (1)	31/12/2025	Available for completion	Year of vesting
								2026	2027	2028
2020	R$38.50	33,384	1,083		(34,467)
2021	R$62.25	874,480	28,375	(13,046)	(882,074)	7,735	7,735
2022	R$57.48	3,461,437	112,251	(109,908)	(2,983,596)	480,184	156,930	299,281	23,973
2023	R$48.84	3,052,179	98,965	(246,315)	(209,268)	2,695,561		2,439,228	256,333
2024	R$56.53	2,675,017	86,771	(207,385)	(95,013)	2,459,390			2,286,297	173,093
2025	R$60.53		3,684,754	(168,804)	(105,413)	3,410,537				3,410,537
Number of stock options		10,096,497	4,012,199	(745,458)	(4,309,831)	9,053,407	164,665	2,738,509	2,566,603	3,583,630

Book value		361,974	209,842	(17,843)	(221,651)	332,322
Book value of the previous year		268,489	196,956	(23,470)	(80,001)	361,974
(1)For the year ended December 31, 2025, the average price of the share options exercised, including exercises resulting from termination of employment, was R$56.57.
22.2 Restricted shares plan
Each performance share corresponds to 1 (one) common, registered, book-entry share with no par value issued by the Company, to be delivered to the beneficiary once the conditions established in this plan have been met.
The acquisition of rights to the beneficiaries is subject to: (i) continued permanence of the beneficiaries as directors of the Company during the vesting period, (ii) achievement of the goals assigned in the programs and (iii) any other conditions determined by the Board of Directors in each grant made.
The vesting period may last up to 5 (five) years, starting from the date of grant, according to the characteristics of each plan.
The number of performance shares to be effectively delivered to each beneficiary will depend on the achievement of the goals linked to the respective programs and contracts, and will be determined after the vesting period. This calculation will also consider the Total Shareholder Return (“TSR”), which is an indicator used to measure the performance of the shares of the group of companies characterized as competitors of Suzano.
If beneficiaries leave the Company before fulfilling the conditions for obtaining rights, they lose the right to exercise the restricted share option.

82

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

The position is set forth below:

Number of stock options
Year of grant	Fair value on grant date	31/12/2024	Shares granted	Exercised	31/12/2025	Year of vesting
						2026	2027	2028	2029	2030
2022	R$53.81	115,800	3,758	(119,558)
2023	R$51.41	383,568	12,448		396,016	277,249	118,767
2024	R$55.77	2,480,743	80,509	(348,417)	2,212,835	227,697	312,564		1,672,574
2025	R$61.39		467,265		467,265			230,773		236,492
Number of stock options		2,980,111	563,980	(467,975)	3,076,116	504,946	431,331	230,773	1,672,574	236,492

Book value		60,226	45,642	(25,126)	80,742
Book value of the previous year		26,744	81,276	(47,794)	60,226

23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	12/31/2025	12/31/2024
Business combinations
Facepa (1)	28,394	27,182
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	66,446	93,308
	94,840	120,490

Current	17,719	21,166
Non-current	77,121	99,324
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US$ exchange rate, and partially updated by the IPCA.

83

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On December 31, 2025, Suzano’s share capital was R$24,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$24,235,546. The breakdown of the share capital is as set out below:

	12/31/2025		12/31/2024
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	29.08
Controller	196,065,636	15.51	196,065,636	15.51
Managements and related persons	32,157,608	2.54	32,784,440	2.59
Alden Fundo de Investimento em Ações	27,154,744	2.15	26,154,744	2.07
	622,990,317	49.28	622,617,149	49.25
Treasury (Note 24.5)	28,208,827	2.23	24,875,787	1.97
Other shareholders	612,918,471	48.49	616,624,679	48.78
	1,264,117,615	100.00	1,264,117,615	100.00
For the year ended December 31, 2025, SUZB3 common shares ended the period quoted at R$51.45 and R$61.78 on December 31, 2024.
On December 10, 2025, the Board of Directors approved an increase in the Company's share capital in the amount of R$5,000,000, as described in note 1.2.2.
24.2 Dividends, interest on equity and reserve calculations
The Company´s bylaws establishes that the minimum annual dividend shall be the lower of:
(i)25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No. 6,404/76; or
(ii)10% of the Company's consolidated operating cash generation (“GCO”) for the year.
On December 4, 2024, the Board of Directors approved the payment of interest on equity by the Company, in the total gross amount of R$2,500,000 allocated to the profit reserves.
In the year ended December 31, 2025, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as set forth below:

12/31/2025
Accounting EBITDA	21,946,267
Adjustments to EBITDA (note 28.2)	(209,947)
Adjusted EBITDA	21,736,320
Capex Maintenance (Sustain)	(7,880,041)
GCO = Adjusted EBITDA - Capex Maintenance	13,856,279

Dividends (10%) - Art. 26, "c" of the Bylaws	1,385,628
Interim dividends (note 1.2.3)	1,380,000
Dividends to be distributed	5,628
In the year ended December 31, 2024, no dividends were distributed as a result of the loss for the year.

84

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

24.3 Reserves
24.3.1 Capital reserve
They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.
24.3.2 Income reserves
Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:
(i)Legal: established based on 5% (five percent) of the net profit of each fiscal year, in accordance with Article 193 of Brazilian Law No. 6,404/76, and limited to 20% (twenty percent) of the share capital. In any year in which the balance of the legal reserve, combined with the amounts of capital reserves, exceeds 30% (thirty percent) of the share capital, the allocation of a portion of net income to the legal reserve will not be mandatory. The use of this reserve is restricted to offsetting losses and increasing share capital, aiming to ensure the integrity of the share capital. For the year ended December 31, 2025, the balance of this reserve was R$2,517,519 (R$1,847,109 as of December 31, 2024).
(ii)Capital increase: established based on up to 90% (ninety percent) of the remaining balance of net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company’s bylaws, after the allocation to the legal reserve and the minimum mandatory dividends. The purpose of this reserve is to ensure the Company maintains adequate operating conditions. For the year ended December 31, 2025, the Company allocated R$2,807,632 to the capital increase (Note 1.2.2), ending the year with a balance of R$10,128,485 (R$2,807,632 as of December 31, 2024).
(iii)Special statutory: established based on 10% (ten percent) of the remaining balance of net income for the year, with the purpose of ensuring the continuity of dividend distribution, up to the limit of 20% (twenty percent) of the share capital. For the year ended December 31, 2025, the balance of this reserve was R$2,972,996 (R$1,847,109 as of December 31, 2024).
(iv)Tax incentives: established under the terms of Article 195-A of Law No. 6,404/76, as amended by Law No. 11,638/07 and based on a proposal from the Company’s management bodies. The Company allocates the portion of net income arising from donations or government subsidies to investments, and this portion is excluded from the basis for calculating the mandatory minimum dividend. For the year ended December 31, 2025, the balance of this reserve was R$1,534,462 (R$1,319,908 as of December 31, 2024). This increase is due to the constitution of reserves related to the benefits of Exploration Profit (note 12.3) and Reinvestment. Exploration Profit, applicable to the manufacturing units located in the states of Espírito Santo, Maranhão, and Bahia (under Sudene’s approval), as well as the plant in Belém do Pará (under Sudam’s approval), contributed to a reserve of R$214,555 in the year ended December 31, 2025. Regarding the Reinvestment incentive, there was no use of this benefit during the year, which explains the maintenance of the reserve at R$14,574, related to the previous year. s for the investment subsidy tax incentive, in accordance with Law No. 14,789/2023, the Company taxed the results equivalent to these amounts, and no new reserve was constituted for this tax incentive in the current year. Only the maintenance of the reserve in the amount of R$291,937 was recorded, referring to the benefit from a period prior to 2024, under the rules in effect before Law No. 14,789/2023.

85

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

(v)Investment reserve: established in accordance with Article 196 of Law No. 6,404/76, as amended by Law No. 11,638/07, profit retention is carried out based on a capital budget. This practice aims to meet the needs of the Company’s investment plan, previously approved at the Annual General Meeting. For the year ended December 31, 2025, the Company allocated R$2,192,368 to capital increase (Note 1.2.2), ending the year with a balance of R$2,964,772 (R$5,157,140 as of December 31, 2024).
24.4 Accumulated other comprehensive income
These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Conversion of debentures – 5th issuance	Actuarial loss	Effect of fair value measurement of financial assets	Effect of exchange rate changes on translation of foreign investments	Deemed cost	Total
Balances at December 31, 2023	(45,746)	(229,627)	1,298	8,396	1,803,975	1,538,296
Actuarial gain		90,931				90,931
Effect of fair value measurement of equity instruments through other comprehensive income			(364,231)			(364,231)
Effect of exchange rate changes on translation of foreign subsidiaries’ financial statements				163,185		163,185
Realization of deemed cost, net of income taxes (IRPJ and CSLL)					(79,385)	(79,385)
Balances at December 31, 2024	(45,746)	(138,696)	(362,933)	171,581	1,724,590	1,348,796
Actuarial gain		4,828				4,828
Effect of fair value measurement of equity instruments through other comprehensive income			(219,685)			(219,685)
Effect of exchange rate changes on translation of foreign subsidiaries’ financial statements				(129,061)		(129,061)
Realization of deemed cost, net of income taxes (IRPJ and CSLL)					(116,209)	(116,209)
Balances at December 31, 2025	(45,746)	(133,868)	(582,618)	42,520	1,608,381	888,669
24.5 Treasury shares
On December 31, 2025, the Company had 28,208,827 (24,875,787 as of December 31, 2024) of its own common shares held in treasury, with an average cost of R$53.57 per share, with a historical value of R$1,511,146 (R$1,339,197 as at December 31, 2024) and the market corresponding to R$1,451,344 (R$1,536,826 as at December 31, 2024).
On December 31, 2025, the Company granted 372,160 common shares at an average cost of R$53.66 per share, with a historical value of R$19,969 to comply with the restricted shares plan.

86

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised	(372,160)	53.66	(19,969)	(20,251)
Repurchase	3,705,200	51.80	191,918	191,918
Balances at December 31, 2025	28,208,827	53.57	1,511,146	1,451,344
24.6 Distribution of results

	Limit on share capital %	Distribution of results		Reserve balances
		12/31/2025	12/31/2024	12/31/2025	12/31/2024
Realization of deemed cost, net of taxes		(116,209)	(79,385)
Tax incentive reserve		214,554	321,671	1,534,462	1,319,908
Legal reserve	20.00%	670,410		2,517,519	1,847,109
Capital increase reserve	80.00%	10,128,485		10,128,485	2,807,632
Special statutory reserve	20.00%	1,125,887		2,972,996	1,847,109
Investments reserve			(7,315,184)	2,964,772	5,157,140
Capital reserve				80,742	60,226
Unclaimed dividends forfeited		(566)	(1,300)
Minimum mandatory dividends		1,385,628
		13,408,189	(7,074,198)	20,198,976	13,039,124

25 EARNINGS PER SHARE
25.1 Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) for the year attributed to Controlling shareholders'	13,408,189	(7,074,198)	14,084,848
Weighted average number of shares in the year – in thousands	1,264,118	1,289,637	1,330,020
Weighted average treasury shares – in thousands	(27,416)	(24,836)	(32,827)
Weighted average number of outstanding shares – in thousands	1,236,702	1,264,801	1,297,193
Basic earnings per common share – R$	10.84189	(5.59313)	10.85794

87

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

25.2 Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) for the year attributed to Controlling shareholders'	13,408,189	(7,074,198)	14,084,848
Weighted average number of outstanding shares – in thousands	1,236,702	1,264,801	1,297,193
Average number of potential shares (stock options) - in thousands	3,012		487
Weighted average number of shares (diluted) – in thousands	1,239,714	1,264,801	1,297,680
Diluted earnings per common share – R$	10.81555	(5.59313)	10.85387
As of December 31, 2024, the average number of dilutive potential ordinary shares (stock options) was 2,980 thousand. However, due to the net loss for the year, the Company did not include the dilution effect in the measurement.
26 NET FINANCIAL RESULT

	12/31/2025	12/31/2024	12/31/2023
Financial expenses
Interest on loans, financing and debentures (1)	(5,679,047)	(4,453,739)	(3,636,730)
Premium expenses on early settlements	(110,060)
Amortization of transaction costs	(101,926)	(80,099)	(67,353)
Interest expenses on lease liabilities (2)	(467,879)	(451,148)	(441,596)
Other	(524,843)	(556,917)	(513,483)
	(6,883,755)	(5,541,903)	(4,659,162)

Financial income
Cash and cash equivalents and marketable securities	1,584,056	1,598,111	1,668,408
Other	182,570	139,323	157,241
	1,766,626	1,737,434	1,825,649
Results from derivative financial instruments
Income	10,033,761	2,669,394	10,149,730
Expenses	(2,705,077)	(11,782,077)	(4,623,016)
	7,328,684	(9,112,683)	5,526,714
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	8,384,101	(17,728,324)	4,185,675
Leases	304,959	(613,124)	180,112
Other assets and liabilities (3)	(1,138,450)	2,456,455	(1,278,060)
	7,550,610	(15,884,993)	3,087,727
Net financial result	9,762,165	(28,802,145)	5,780,928
(1)Excludes R$274,731 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the year ended December 31, 2025 (R$959,968 as at December 31, 2024 and R$1,160,364 as at December 31,2023).
(2)On December 31, 2024, the balance of R$19 relating to transaction costs with loans and financing was recognized directly in the income statement.
(3)Includes R$265,463 referring to the reclassification to the biological assets item for the composition of the formation cost (R$249,135 as of December 31, 2024 and R$223,055 as of December 31, 2023).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

88

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

27 NET SALES

	12/31/2025	12/31/2024	12/31/2023
Gross sales	60,463,610	57,017,142	47,601,020
Sales deductions
Returns and cancellations	(174,694)	(234,643)	(155,950)
Discounts and rebates	(7,863,333)	(6,936,630)	(5,526,032)
	52,425,583	49,845,869	41,919,038
Taxes on sales	(2,309,904)	(2,442,587)	(2,163,463)
Net sales	50,115,679	47,403,282	39,755,575
28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA. The Company has revised the segment note to present Adjusted EBITDA as its performance measure.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.

89

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

28.2 Information of operating segments

	12/31/2025
	Pulp	Paper	Total
Net sales	37,816,141	12,299,538	50,115,679
Domestic market (Brazil)	1,786,984	7,462,804	9,249,788
Foreign market	36,029,157	4,836,734	40,865,891
Asia	17,987,863	45,083	18,032,946
Europe	10,532,908	344,813	10,877,721
North America	6,901,189	3,321,114	10,222,303
South America and Central	588,451	1,069,113	1,657,564
Africa	18,746	56,611	75,357
Cost of sales	(25,321,167)	(8,568,337)	(33,889,504)

Adjusted EBITDA	18,891,646	2,844,674	21,736,320
Adjustments to EBITDA (*)			209,947
Depreciation, depletion and amortization			(11,297,258)
Financial result			9,762,165
Net income before taxes			20,411,174

	12/31/2024
	Pulp	Paper	Total
Net sales	37,593,462	9,809,820	47,403,282
Domestic market (Brazil)	2,295,258	7,278,586	9,573,844
Foreign market	35,298,204	2,531,234	37,829,438
Asia	15,760,800	24,767	15,785,567
Europe	11,895,394	355,784	12,251,178
North America	6,965,731	914,234	7,879,965
South America and Central	670,157	1,179,840	1,849,997
Africa	6,122	56,608	62,730
Cost of sales	(21,261,705)	(6,139,822)	(27,401,527)

Adjusted EBITDA	20,866,160	2,983,040	23,849,200
Adjustments to EBITDA (*)			1,065,887
Depreciation, depletion and amortization			(9,223,995)
Financial result			(28,802,145)
Net income before taxes			(13,111,053)

90

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

	12/31/2023
	Pulp	Paper	Total
Net sales	30,677,265	9,078,310	39,755,575
Domestic market (Brazil)	2,144,199	6,719,093	8,863,292
Foreign market	28,533,066	2,359,217	30,892,283
Asia	13,588,032	72,133	13,660,165
Europe	8,701,141	302,131	9,003,272
North America	5,682,010	476,429	6,158,439
South America and Central	558,601	1,437,181	1,995,782
Africa	3,282	71,343	74,625
Cost of sales	(19,694,674)	(5,382,001)	(25,076,675)

Adjusted EBITDA	15,194,660	3,078,310	18,272,970
Adjustments to EBITDA (*)			1,264,428
Depreciation, depletion and amortization			(7,321,110)
Financial result			5,780,928
Net income before taxes			17,997,216

	12/31/2025	12/31/2024	12/31/2023
(*) Adjustments to EBITDA
Fair Value - Biological Asset	1,516,458	1,431,530	1,989,831
Loss from associates and joint ventures (2) (3)	(409,212)	(13,845)	(19,379)
Impairment of subsidiaries (2)	(88,871)
Income from disposal and write-off of non-current assets	(386,396)	(169,284)	(232,143)
Provision/(reversals) for losses on ICMS credits (note 9.1)	(193,152)	(130,726)	(348,628)
Expenses on Asset Acquisition and Business Combinations	(82,426)	(34,065)	(25,171)
Write-off of wood inventory	(78,203)	(11,930)	(22,998)
Restructuring expenses	(59,725)	(1,205)	(8,974)
Others (1)	(8,526)	(4,588)	(68,110)
	209,947	1,065,887	1,264,428
(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) effective loss of the development contract advance program; ii) fines and cancellation of contracts; iii) tax credits - exclusion of ICMS from the PIS and COFINS calculation basis; and iv) donations for catastrophes and pandemics.
(2) It includes the impact of the transaction with the associate Spinnova Plc involving the joint venture Woodspin Oy and the subsidiary Suzano Finland Oy (note 14.2).
(3) It includes the impact of the transaction with the associate Ensyn Corporation involving the joint venture F&E Technologies LLC and the subsidiary F&E Tecnologia do Brasil S.A. (note 14.2).
28.3 Net sales by product

	12/31/2025	12/31/2024	12/31/2023
Products
Market pulp (1)	37,816,141	37,593,462	30,677,265
Printing and writing paper (2)	8,260,804	8,072,722	7,567,320
Paperboard (3)	3,999,186	1,676,639	1,417,075
Other	39,548	60,459	93,915
	50,115,679	47,403,282	39,755,575
(1)Net sales of fluff pulp represent 0.7% of total net sales, and therefore were included in market pulp net sales. (0.7% as at December 31, 2024).
(2)Net sales of tissue represent 5.7% of total net sales, and therefore were included in printing and writing paper net sales. (5.8% as at December 31, 2024).
(3)The increase in paperboard revenue is substantially attributable to the operations of Suzano Packaging LLC, acquired on October 1, 2024.

91

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 39.30% and 13.80%, respectively, for the year ended December 31, 2025 (China and the USA represented 36.92% and 16.08%, respectively, on December 31, 2024 and 41.36% and 15.32%, respectively, on December 31, 2023).
With regard to the foreign market revenues of the paper operating segment, Argentina and USA, are the main countries in terms of net revenue, 5.79% and 67.53%, respectively, for the year ended December 31, 2025 (Argentina and USA represented 10.96% and 22.50% respectively, on December 31, 2024 and 23.68% and 19.49%, respectively, on December 31, 2023). The increase in revenues in the United States is primarily driven by the operations of Suzano Packaging LLC, acquired on October 1, 2024.
There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.
28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	12/31/2025	12/31/2024
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242

92

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

29 INCOME (EXPENSES) BY NATURE

	12/31/2025	12/31/2024	12/31/2023
Cost of sales (1)
Personnel expenses	(2,306,054)	(1,741,347)	(1,450,428)
Costs of raw materials, materials and services	(13,934,386)	(11,468,545)	(10,981,883)
Logistics cost	(6,194,178)	(5,186,872)	(4,341,369)
Depreciation, depletion and amortization	(10,210,462)	(8,135,016)	(6,718,474)
Other	(1,244,424)	(869,747)	(1,584,521)
	(33,889,504)	(27,401,527)	(25,076,675)
Selling expenses
Personnel expenses	(375,408)	(330,178)	(281,673)
Services	(244,206)	(247,585)	(173,494)
Logistics cost	(1,511,160)	(1,288,670)	(1,067,031)
Depreciation and amortization	(971,788)	(955,201)	(952,033)
Other (2)	(210,178)	(116,913)	(122,146)
	(3,312,740)	(2,938,547)	(2,596,377)
General and administrative expenses
Personnel expenses	(1,720,229)	(1,661,843)	(1,172,538)
Services	(595,948)	(503,086)	(406,001)
Depreciation and amortization	(129,135)	(143,600)	(118,771)
Other (3)	(344,842)	(311,315)	(225,918)
	(2,790,154)	(2,619,844)	(1,923,228)
Other operating (expenses) income, net
Results from sales of other products, net	44,225	80,005	83,017
Net result on disposal and write-off of non-current assets	(386,396)	(163,033)	(331,285)
Result on fair value adjustment of biological assets	1,516,458	1,431,530	1,989,831
Depreciation, amortization and other PPA realizations (4)	14,127	9,822	468,168
Provision for judicial liabilities	(153,988)	(148,952)	(167,563)
Other operating income (expenses), net	(99,486)	52,201	34,204
	934,940	1,261,573	2,076,372
(1)Includes R$680,209 related to maintenance downtime, costing (R$587,345 as at December 31, 2024 and R$650,592 as at December 31, 2023).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 20.1.
30 INSURANCE COVERAGE
The Company has insurance coverage for operational risks, with a maximum coverage of US$1,225,000 corresponding to R$6,740,440. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$110,048 as of December 31, 2025.
The Company's Management considers these amounts adequate to cover any potential liabilities, risks and damage to its assets, and any loss of profits. The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses arising from forest fires.
The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$412,680, effective through May 2027, and renewable for an additional 18 months.

93

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2025 and 2024

In addition to the coverages mentioned above, the Company maintains insurance for civil responsibility of Directors and Executives (“D&O”), product liability insurance, motor vehicle liability insurance, credit risk insurance for customers in the domestic and international markets, as well as life insurance and health insurance.
31 EVENTS AFTER THE REPORTING PERIOD
31.1 Credit facility arrangement
On 5 February 2026, the Company completed the arrangement of a new revolving credit facility through its subsidiary Suzano International Finance B.V., replacing the revolving credit facility in place since February 2022 and increasing the total amount available under revolving credit facilities from US$1,275,000 to US$1,775,000 (equivalent to R$9,766,760). The new facility aims to further strengthen the Company’s already robust liquidity position, providing greater cash flexibility over the coming years.
The total committed amount of US$1,775,000 is available until February 2031. The commitment fee, in the event the facility is not drawn, is 0.27% p.a. If drawn, the facility bears interest at SOFR plus 0.90% p.a.
31.2 Share buyback program
On February 10, 2026, the Board of Directors approved the new share buyback program, under which the Company may acquire up to a maximum of 40,000,000 (forty million) common shares of its own issuance, within a maximum period of 18 months.
The transactions will be carried out on B3, at market prices, at the Company’s discretion, taking into account the market price of its shares. The shares acquired may be held in treasury, canceled, and/or subsequently sold.

94

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2026

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer